SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 2)

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

ADMINISTRADORA DE

FONDOS DE PENSIONES PROVIDA S.A.

(Provida Pension Fund Administrator)

(Name of Issuer)

MetLife, Inc.

and its indirect wholly-owned subsidiary

MetLife Chile Inversiones Limitada

(Name of Persons Filing Statement)

SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

020304634

(CUSIP Number of Class of Securities)

Brian V. Breheny

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Telephone: (202) 371-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Paola Lozano

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Telephone: (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$27,635,009.67	$3,211.19
*	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was determined by multiplying (i) U.S. $5.55, the price per share of common stock of Administradora de Fondos de Pensiones Provida S.A. (each a “Common Share” and together the “Common Shares”) to be paid in the transaction (based on a price per Common Share of Ch$3,500.00, pursuant to the Share Purchase Agreement between MetLife Chile Inversiones Limitada and The Bank of New York Mellon, dated as of May 12, 2015 and amended as of June 22, 2015, and using the Official Exchange Rate (dólar observado) of Ch$630.64 per US$1.00 as published by the Chilean Central Bank on June 23, 2015) by (ii) 4,979,355, the estimated maximum number of Common Shares that may be acquired in the transaction.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015 issued by the Securities and Exchange Commission on August 29, 2014 by multiplying the Transaction Valuation above by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $3,190.81	Filing Party: MetLife, Inc., MetLife Chile Inversiones Limitada

Form or Registration No.: Schedule 13E-3	Date Filed: May 18, 2015

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 together with the exhibits hereto (as amended to date, this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder by MetLife Chile Inversiones Limitada, a Chilean limited liability company (sociedad de responsabilidad limitada) (“Purchaser”). Purchaser is an indirect wholly-owned subsidiary of MetLife, Inc., a Delaware corporation (“MetLife,” and collectively with Purchaser, the “Filing Persons”). This Transaction Statement relates to the Share Purchase Agreement, dated as of May 12, 2015 (the “Purchase Agreement”), between Purchaser and The Bank of New York Mellon (“BNY Mellon” or the “Depositary”), as depositary under the Deposit Agreement (as defined below), that provides, among other things, for the purchase by Purchaser of all of the Common Shares of Administradora de Fondos de Pensiones Provida S.A., a Chilean corporation (“ProVida” or the “Company”), held as of the Closing Date (as defined below) by BNY Mellon in its capacity as depositary of the ADR Program (as defined below) pursuant to the Deposit Agreement (the “Subject Shares”). Under the terms of the Purchase Agreement, subject to the satisfaction or waiver of certain conditions, Purchaser would have acquired all the Subject Shares for a purchase price per Subject Share equal to the volume weighted average price at which the Common Shares have traded on the Santiago Stock Exchange (Bolsa de Comercio de Santiago) during the period beginning on May 7, 2015 and ending on the 3rd business day prior to the Closing Date (the “Per Share Consideration”), except that the purchase price per Subject Share would not be less than Ch$3,092.05 or more than Ch$3,300.00. On June 8, 2015, the Depositary notified Purchaser that it had received an unsolicited written proposal not subject to any conditions from Invesco Canada Ltd. to purchase all of the Subject Shares at a price per Subject Share of Ch$3,475.00 (the “Invesco Proposal”).

In connection with the Invesco Proposal, on June 22, 2015, (i) Purchaser delivered to the Depositary a written Match Right Notice (as defined below) in accordance with the Purchase Agreement, which increased the purchase price per Subject Share to Ch$3,500.00, and (ii) Purchaser and BNY Mellon entered into an amendment to the Purchase Agreement (“Amendment No. 1 to the Purchase Agreement”) to increase the purchase price per Subject Share to Ch$3,500.00 (the “Amended Per Share Consideration”). Under the terms of the amended Purchase Agreement (the “Amended Purchase Agreement”), subject to the satisfaction or waiver of certain conditions, Purchaser will acquire each of the Subject Shares for a purchase price per Subject Share equal to the Amended Per Share Consideration, unless Purchaser exercises its right to match a higher purchase price per Subject Share under a Superior Proposal (as defined below), in each case without interest or adjustment (the “Transaction”). A copy of the Purchase Agreement and Amendment No. 1 to the Purchase Agreement are filed as exhibits to this Transaction Statement.

In this Transaction Statement, references to “$,” “dollars,” “USD,” “US$” or “U.S. dollars” are to United States dollars; references to “ThUS$” are thousands of US dollars and “MUS$” are millions of US dollars; references to “pesos” or “Ch$” are to Chilean pesos; and references to “Ch$ million” or “MCh$” are to millions of Chilean pesos.

On October 1, 2013, MetLife Chile Acquisition Co. S.A., an indirect wholly-owned subsidiary of MetLife (“MetLife Chile Acquisition”), and its affiliates completed the acquisition of 91.38% of the total outstanding shares of ProVida, pursuant to a transaction agreement with, among others, Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), dated as of February 1, 2013 (the “Transaction Agreement”); specifically, BBVA caused the transfer to MetLife Chile Acquisition and Inversiones MetLife Holdco Tres Limitada, a subsidiary of MetLife (“Holdco 3”), of 51.6% of the outstanding shares of the Company then held by an indirect wholly-owned subsidiary of BBVA. Simultaneously, MetLife Chile Acquisition conducted a public cash tender offer in the United States and a public cash tender offer in Chile (respectively, the “U.S. Offer” and the “Chilean Offer” and, collectively, the “Offers”), through which MetLife acquired an additional 39.8% of the then outstanding shares of the Company. Subsequent to the completion of the Offers, MetLife has continued to acquire additional shares of the Company through open market purchases and privately negotiated transactions. Pursuant to Rule 13e-3, each of these subsequent transactions was exempt from the requirements of Rule 13e-3 as transactions occurring within one year of the date of the termination of the U.S. Offer. Such exception expired on September 28, 2014, the first anniversary of the termination of the U.S. Offer. As of June 24, 2015, MetLife, through MetLife Chile Acquisition, owned 93.2% of the total outstanding Shares (as defined below) of the Company.

On September 18, 2014, the deposit agreement among the Company, the “Depositary and holders of American Depositary Shares (“ADSs”) representing shares of common stock of the Company (“Common Shares” and together with the ADSs, the “Shares”), dated as of November 22, 1994, as amended and restated as of February 7, 1996, as further amended and restated as of August 19, 1999 (the “Deposit Agreement”), governing the Company’s American depositary receipt program (“ADR Program”) was terminated. Pursuant to the terms of the Deposit Agreement, at any time after March 18, 2015, the Depositary may sell at public or private sale, at such place or places and upon such terms as it may deem proper, the Common Shares held by BNY Mellon in its capacity as depositary of the ADR Program and thereafter hold the net proceeds of such sale, together with any other cash then held by the Depositary under the Deposit Agreement, for the pro rata benefit of holders of ADSs which have not been surrendered.

On November 14, 2014, MetLife Chile Acquisition, Inversiones MetLife Holdco Dos Limitada (“Holdco 2”), Holdco 3 and Purchaser (collectively with MetLife Chile Acquisition, Holdco 2 and Holdco 3, the “Merger Agreement Parties”) entered into a merger agreement with respect to the Company (the “Merger Agreement”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions, the Merger Agreement Parties agreed to merge the Company with and into MetLife Chile Acquisition, with MetLife Chile Acquisition being the surviving entity (the “Merger”). On December 29, 2014, the shareholders of each of the Company and MetLife Chile Acquisition approved the Merger. As of June 24, 2015, the Merger has not been consummated as it needs to be approved by the Chilean Pension Funds Superintendency (“SP”). If the Merger is consummated prior to the closing of the Transaction, Purchaser shall be entitled to receive the merger consideration (or the right thereto) of one share of common stock of the surviving entity of the Merger for each Common Share as a substitute for the Subject Shares, pursuant to the Amended Purchase Agreement.

By filing this Transaction Statement, the Filing Persons do not concede that Exchange Act Rule 13e-3 is applicable to the Transaction or any other future purchases of Common Shares of the Company.

Item 1.	Summary Term Sheet

This summary term sheet provides the following information about the Transaction:

•	Principal Terms of the Transaction: Pursuant to the Amended Purchase Agreement, on the 3rd business day after the satisfaction or waiver of certain conditions (the “Closing Date”), Purchaser will purchase the Subject Shares at a per Subject Share price equal to the Amended Per Share Consideration, unless Purchaser exercises its right to match a higher purchase price per Subject Share under a Superior Proposal, in each case without interest or adjustment. The Closing Date is expected to be as early as within 5 business days of delivery of a Match Right Notice, subject to the satisfaction or waiver of the conditions set forth in the Amended Purchase Agreement. If the Merger is consummated prior to the closing of the Transaction, Purchaser shall be entitled to receive the merger consideration (or the right thereto) of one share of common stock of the surviving entity of the Merger for each Common Share as a substitute for the Subject Shares, pursuant to the Amended Purchase Agreement. See “Item 4. Terms of the Transaction – Material Terms” beginning on page 5.

•	Filing Persons: As of June 24, 2015, the Filing Persons beneficially owned 93.2% of the total outstanding Common Shares of the Company.

•	Payment for Common Shares: Purchaser will use its existing cash balance to fund the Transaction. See “Item 10. Source and Amounts of Funds or Other Consideration” beginning on page 22.

•	Appraisal Rights: The Company’s shareholders will not have any appraisal rights under Chilean law or under the Company’s bylaws in connection with the Transaction, and neither the Company nor the Filing Persons will independently provide the Company’s shareholders with any such rights. See “Item 4. Terms of the Transaction – Appraisal Rights” beginning on page 6.

Special Factors

•	Purpose of the Transaction: The purpose of the Transaction is for MetLife, through Purchaser, to acquire all of the Subject Shares. See “Item 7. Purposes, Alternatives, Reasons and Effects – Purposes” beginning on page 11.

•	Alternatives to the Transaction: In the event that MetLife, through Purchaser, could not acquire the Subject Shares pursuant to the Amended Purchase Agreement, MetLife may consider the acquisition of the Subject Shares through open market purchases or privately negotiated transactions. See “Item 7. Purposes, Alternatives, Reasons and Effects – Alternatives” beginning on page 11.

•	Reasons for the Transaction: Further MetLife’s acquisition of up to 100% of the Common Shares. The Transaction provides greater certainty in acquiring all of the Subject Shares. See “Item 7. Purposes, Alternatives, Reasons and Effects – Reasons” beginning on page 11.

•	Effects of the Transaction: The Subject Shares represent approximately 1.5% of the outstanding Common Shares. If the Transaction is consummated, MetLife, through its affiliates, will increase its interest in the Company from approximately 93.2% of the Common Shares, as of June 24, 2015, to a maximum of approximately 94.7% of the Common Shares. The Transaction will not result in a change of control of the Company.

•	General: Upon consummation of the Transaction, MetLife will increase its aggregate, indirect beneficial ownership in the Company from approximately 93.2% of the Common Shares, as of June 24, 2015, to a maximum of approximately 94.7% of the Common Shares. See “Item 7. Purposes, Alternatives, Reasons and Effects – Effects – General” beginning on page 12.

•	Company: As previously disclosed, MetLife may cause the Company to terminate the Company’s registration under the Exchange Act and suspend the Company’s obligation to file reports under Section 15(d) of the Exchange Act. The Transaction will not have the effect of causing the Common Shares to become eligible for deregistration pursuant to Section 12(g) of the Exchange Act or the public reporting obligations of the Company pursuant to the Section 13(a) of the Exchange Act to be eligible for suspension or termination. Following the Transaction, the Common Shares will continue to be listed on the Chilean Exchanges (as defined below). The Common Shares are no longer listed on any other securities markets and no such listing is expected. See “Item 7. Purposes, Alternatives, Reasons and Effects – Effects – Effects on the Company” beginning on page 12.

•	Unaffiliated Shareholders: Following the Transaction, unaffiliated shareholders of the Company who did not beneficially own Subject Shares will continue to hold their Common Shares and may thereafter continue to hold them or sell them at any time in the open market or in privately negotiated transactions. Shareholders of the Company may be able to exercise limited withdrawal rights in accordance with Chilean law if, at any time following the Transaction, MetLife directly or indirectly holds in the aggregate more than 95.0% of the then outstanding Common Shares.

Pursuant to the Deposit Agreement, unaffiliated shareholders who beneficially own Subject Shares as of the Closing Date and have not surrendered their ADSs to the Depositary in accordance with the Deposit Agreement will no longer have a right to receive Common Shares upon surrender of their ADSs. Instead they will be entitled to receive, upon surrender of their ADSs to the Depositary in accordance with the Deposit Agreement, the Amended Per Share Consideration net of any and all applicable taxes or government charges, commissions, fees and other expenses under applicable law and the Deposit Agreement. In accordance with the Deposit Agreement and the Amended Purchase Agreement, unaffiliated beneficial owners of the Subject Shares will continue to have the right to receive Common Shares upon surrender of their ADSs at any time prior to the end of the 3rd business day prior to the Closing Date. See “Item 7. Purposes, Alternatives, Reasons and Effects – Effects – Effect of the Transaction on Unaffiliated Shareholders” beginning on page 12.

•	Fairness of the Transaction: The Filing Persons reasonably believe that the Transaction is fair to unaffiliated shareholders. In making this determination, the Filing Persons considered many factors, including the fairness opinion of Ernst & Young Investment Advisers LLP (“EYIA”) that the Per Share Consideration that was to be paid by Purchaser to the Depositary pursuant to the Purchase Agreement is fair to the unaffiliated beneficial owners of the Subject Shares from a financial point of view. Following the entry of Purchaser and BNY Mellon into Amendment No. 1 to the Purchase Agreement to increase the purchase price from the Per Share Consideration to the Amended Per Share Consideration, Purchaser did not obtain an updated opinion from EYIA. Purchaser did not believe that an updated opinion was necessary as EYIA had given a written opinion that, as of the date of the written opinion and based upon and subject to the assumptions and other matters described in the written opinion, the Per Share Consideration, which is lower than the Amended Per Share Consideration, was fair, from a financial point of view, to the unaffiliated beneficial owners of the Subject Shares. See “Item 8. Fairness of the Transaction” and “Item 9. Reports, Opinions, Appraisals and Negotiations” beginning on page 14 and 17, respectively.

•	Shareholder and Board of Directors Approval: The Company is not a party to the Amended Purchase Agreement. The Transaction does not require approval by the shareholders, the board of directors of the Company or any independent committee thereof. Pursuant to the terms of the Deposit Agreement, at any time after March 18, 2015, the Depositary may sell at public or private sale, at such place or places and upon such terms as it may deem proper, the Common Shares held by it as depositary of the ADR Program. See “Item 8. Fairness of the Transaction – Approval of Security Holders” and “Item 8. Fairness of the Transaction – Approval of Directors” on page 17.

Dissemination of Information: A disclosure document in the form of the Transaction Statement filed with the SEC on May 18, 2015 has been distributed to all U.S. Company shareholders of record and posted on the Company’s website, www.provida.cl, in English.

For More Information: If you have any questions about the Transaction, you should contact the Depositary by telephone at (866) 256-2247.

Item 2.	Company Information

(a) Name and Address.

The Company’s name is Administradora de Fondos de Pensiones Provida S.A. The Company’s executive offices are located at Avenida Pedro de Valdivia 100, Santiago, Chile. The Company’s telephone number is 562-2697-0040.

(b) Securities.

The exact title of the class of the subject equity securities is “Common Stock, without nominal (par) value.” As of March 31, 2015, there were 331,316,623 outstanding Common Shares (including Common Shares held in treasury by the Company, which are considered outstanding under Chilean law until the earlier of (i) one year from the date on which the Company acquired them (when in accordance with Chilean law such treasury shares are automatically deemed cancelled and no longer issued and outstanding) or (ii) the date on which the Company retires them as a result of the shareholders of the Company approving a resolution to such effect by means of a majority vote. While such treasury shares are deemed issued and outstanding under Chilean law and counted as such for, among other things, the limited withdrawal rights of shareholders upon accumulation of more than 95.0% of the shares of the Company by the controlling shareholder, they do not have voting rights, do not have rights to receive dividends or preemptive rights in connection with a capital increase and are not counted for shareholders’ meetings’ quorum purposes.

(c) Trading Market and Price.

Common Shares trade on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile) and the Valparaiso Stock Exchange (Bolsa de Valores de Valparaiso) (collectively, the “Chilean Exchanges”). The table below shows, for each quarter during the past two years, the quarterly high and low trading prices in pesos per Common Share listed on the Santiago Stock Exchange, the principal market in which Common Shares are traded:

	Santiago Stock Exchange (Ch$ per Common Share(1))
Quarter Ended	High	Low
March 31, 2013	3,500.00	3,190.40
June 30, 2013	3,397.30	2,859.40
September 30, 2013	3,202.00	2,860.10
December 31, 2013	3,100.00	2,825.00
March 31, 2014	3,260.00	3,050.00
June 30, 2014	3,520.00	3,205.00
September 30, 2014	3,690.40	3,250.00
December 31, 2014	3,689.50	3,180.00
March 31, 2015	3,526.70	2,900.00
June 30, 2015 (through June 23, 2015)	3,250.00	2,701.00

(1)	Pesos per Common Share reflect the nominal closing price on the trade date.

(d) Dividends.

Under Chilean Law 18,046 on Corporations, as amended (the “Corporations Law”), unless unanimously agreed otherwise by the holders of all issued Shares, the Company must distribute a cash dividend for an amount equivalent to at least 30% of net profits for the year. The Company paid a dividend of Ch$214.00 and Ch$248.51 per Common Share on May 30, 2013, Ch$82.921 per Common Share on September 4, 2013, Ch$126.845 per Common Share on May 23, 2014 and Ch$174.00 per Common Share on May 28, 2015 to its shareholders. Consummation of the Amended Purchase Agreement is subject to, among others, the condition precedent that any and all dividends declared and approved by the Company prior to the date of the Purchase Agreement shall have been paid by the Company to the holders of record thereof. On May 28, 2015, the Company paid the dividends declared and approved by the Company prior to the date of the Purchase Agreement.

(e) Prior Public Offerings.

None.

(f) Prior Stock Purchases.

Following the completion of the Offers, at which point MetLife and its subsidiaries became affiliates of the Company, MetLife, through its affiliates, has purchased an aggregate of 6,179,493 Common Shares, of which 637,308 Common Shares were purchased through open market purchases and 5,542,185 Common Shares were purchased through seven privately negotiated transactions. In the first quarter of 2014, MetLife, through its affiliates, purchased 1,289,505 Common Shares (represented by 85,967 ADSs) at a price of $6.1476 per Common Share ($92.21 per ADS). In the second quarter of 2014, MetLife, through its affiliates, purchased 1,817,880 Common Shares (represented by 121,192 ADSs) at a price of $6.1476 per Common Share ($92.21 per ADS). In the third quarter of 2014, MetLife, through its affiliates, purchased 3,072,108 Common Shares (including Common Shares represented by 107,509 ADSs) at prices ranging from $6.1476 to $6.1679 per Common Share and for an average price of $6.1477 per Common Share ($92.21 per ADS). Pursuant to Rule 13e-3, each of these transactions following the completion of the Offers were exempt from the requirements of Rule 13e-3 as transactions occurring within one year of the date of the termination of the U.S. Offer. Such exception expired on September 28, 2014, the first anniversary of the termination of the U.S. Offer. Neither MetLife nor Purchaser has purchased any Common Shares since the third quarter of 2014.

Item 3.	Identity and Background of Filing Persons

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

MetLife’s executive offices are located at 200 Park Avenue, New York, New York 10166. MetLife’s telephone number is (212) 578-2211. Purchaser’s executive offices are located at Agustinas 640, 22nd floor, Santiago, Chile. Purchaser’s telephone number is +56 2 2826 3000.

MetLife is a Delaware corporation and, through its subsidiaries and affiliates, is a global provider of life insurance, annuities, employee benefits and asset management. MetLife is an affiliate of the Company through its ownership of approximately 93.2% of the total outstanding Common Shares. Purchaser is a Chilean limited liability company and was formed by MetLife for the purpose of developing all kinds of investments and businesses.

The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted), material occupations, positions, offices or employment during the past five years (including the starting and ending dates of each and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on) and country of citizenship of each executive officer of MetLife and Purchaser and each director of MetLife are set forth on Schedules I and II attached hereto and are incorporated herein by reference.

To the best knowledge of MetLife and Purchaser, none of MetLife, Purchaser or any of the persons listed in Schedules I and II have been, during the past five (5) years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.	Terms of the Transaction

(a) Material Terms.

Pursuant to the Amended Purchase Agreement, subject to the terms and conditions set forth therein, Purchaser has agreed to purchase, and the Depositary has agreed to sell, all Subject Shares. On the Closing Date, Purchaser will purchase the Subject Shares at a per Subject Share price equal to the Amended Per Share Consideration, unless Purchaser exercises its right to match a higher purchase price per Subject Share under a Superior Proposal, in each case without interest or adjustment. Notwithstanding the foregoing, if any third party makes an unconditional bona fide unsolicited written proposal to purchase all of the Subject Shares before the closing of the Transaction at a price per Subject Share higher than the greater of (i) Ch$3,500.00 or (ii) the Amended Per Share Consideration as may be proposed to be further amended by Purchaser pursuant to the Amended Purchase Agreement (a “Superior Proposal”), Purchaser will have 10 business days (business day meaning any day other than a Saturday, a Sunday or a day on which banks in Santiago (Chile) or New York City (New York, United States) are authorized or obligated by law or executive order to close) following delivery by the Depositary of a written notice of a Superior Proposal to deliver a written notice to the Depositary confirming that Purchaser would like to purchase the Subject Shares on substantially the same terms and conditions set forth in the notice of the Superior Proposal (a “Match Right Notice”).

On June 8, 2015, the Depositary notified Purchaser that it had received the Invesco Proposal. In connection with the Invesco Proposal, on June 22, 2015, Purchaser delivered to the Depositary a Match Right Notice in accordance with the Purchase Agreement, which increased the purchase price per Subject Share to Ch$3,500.00 and (ii) Purchaser and BNY Mellon entered into Amendment No. 1 to the Purchase Agreement to increase the purchase price per Subject Share to Ch$3,500.00.

The Closing Date is expected to be as early as within 5 business days of delivery of a Match Right Notice, subject to the satisfaction or waiver of the conditions set forth in the Amended Purchase Agreement. If the Merger is consummated prior to the closing of the Transaction, Purchaser shall be entitled to receive the merger consideration (or the right thereto) of one share of common stock of the surviving entity of the Merger for each Common Share as a substitute for the Subject Shares, pursuant to the Amended Purchase Agreement.

Purchaser and the Depositary have each have made representations, warranties and covenants in the Amended Purchase Agreement. Subject to certain exceptions, Purchaser and the Depositary have agreed, among other things, to covenants relating to, in the case of Purchaser, the preparation and filing with the SEC of this Transaction Statement and, in the case of the Depositary, not soliciting alternate proposals for any or all of the Subject Shares, providing notice of any Superior Proposal (within 24 hours of receipt), not entering into any agreement based on any Superior Proposal until Purchaser’s 10 business day match period has lapsed and cooperating with Purchaser in the preparation and dissemination of this Transaction Statement.

The completion of the Transaction is subject to certain conditions, including, among others: (i) the absence of any injunction, restraining order or decree of any nature issued by any court, governmental authority or regulatory agency restraining or prohibiting the closing of the Transaction; (ii) the absence of any pending third-party litigation which is reasonably expected to have a material adverse effect on the legality, validity or enforceability of the Amended Purchase Agreement; (iii) the accuracy of the representations and warranties contained in the Amended Purchase Agreement in all material respects; (iv) the performance of the covenants contained in the Amended Purchase Agreement in all material respects; (v) the absence of any material adverse effect with respect to the Company; (vi) the lapse of 30 days since the filing of this Transaction Statement with the SEC on May 18, 2015 and the lack of any outstanding comments from the SEC with respect to this Transaction Statement; and (vii) any and all dividends declared and approved by the Company prior to the date of the Purchase Agreement shall have been paid by the Company to the holders of record thereof. On May 28, 2015, the Company paid the dividends declared and approved by the Company prior to the date of the Purchase Agreement.

The Amended Purchase Agreement contains certain termination rights, including the right of Purchaser or the Depositary to terminate the Amended Purchase Agreement if the closing of the Transaction has not occurred on or before September 9, 2015 and the right of the Depositary to terminate the Amended Purchase Agreement to accept a Superior Proposal if a definitive agreement for a Superior Proposal has been entered into and Purchaser has not delivered a Match Right Notice within 10 business days of the Depositary’s delivery of a written notice of a Superior Proposal pursuant to the Amended Purchase Agreement.

The foregoing description of the Amended Purchase Agreement is a summary and qualified in its entirety by the terms of the Purchase Agreement and Amendment No. 1 to the Purchase Agreement, copies of which are filed as exhibits to this Transaction Statement and which are incorporated herein by reference.

(1) Tender Offers.

Not applicable.

(2) Mergers or Similar Transactions.

Not applicable.

(c) Different Terms.

The Company is not a party to the Amended Purchase Agreement. Under the Amended Purchase Agreement, the Depositary will receive the Amended Per Share Consideration from Purchaser. Pursuant to the Deposit Agreement, the Depositary will hold such proceeds net of any and all taxes or government charges, commissions, fees and other expenses under applicable law and the Deposit Agreement for the benefit of holders of ADSs who did not surrender such ADSs by the third business day prior to the Closing Date. The Common Shares of unaffiliated shareholders who do not own ADSs will not be affected by the Transaction.

(d) Appraisal Rights.

The Company’s shareholders will not have any appraisal rights under Chilean law or under the Company’s bylaws in connection with Transaction, and neither the Company nor the Filing Persons will independently provide the Company’s shareholders with any such rights.

(e) Provisions for Unaffiliated Security Holders.

None.

(f) Eligibility for Listing or Trading.

Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions.

Except as disclosed in this Transaction Statement, there have been no transactions that occurred during the past two years between the Filing Persons (including the executive officers of MetLife and Purchaser and the directors of MetLife) and the Company (including its executive officers and directors) or any of its affiliates.

(b) Significant Corporate Events.

The information set forth below regarding BBVA and the Company was provided by those parties, and none of the Filing Persons or any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding events, meetings or discussions in which the Filing Persons or their respective affiliates or representatives did not participate. For a review of the Company’s activities relating to the Transaction Agreement and the Offers, please refer to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 3, 2013 and as amended.

On February 1, 2013, following several months of discussion, negotiations and diligence, MetLife, BBVA and BBVA Inversiones Chile S.A. (“BBVA Inversiones” and together with BBVA, the “BBVA Parties”) entered into the Transaction Agreement providing for MetLife’s acquisition of the Company. The Transaction Agreement contained certain terms and conditions applicable to all shareholders of the Company, including terms related to pricing of the Offers, distribution of excess cash of the Company to all shareholders of the Company and the conditions precedent to the commencement and closing of the Offers. The Transaction Agreement also contained certain terms and conditions negotiated and agreed by MetLife and BBVA that allocated certain risks between MetLife and the BBVA Parties, such as indemnities offered by the BBVA Parties to MetLife for certain representations and warranties made by the BBVA Parties. On March 12, 2013, MetLife Chile Acquisition, a newly formed Chilean company wholly owned indirectly by MetLife, executed the Share Purchaser Joinder Agreement to the Transaction Agreement, thereby becoming a party to the Transaction Agreement.

On May 30, 2013, an Extraordinary Shareholders Meeting of the Company approved an extraordinary dividend of Chilean pesos 248.51 per Common Share, or approximately US$0.51 per Common Share (the “Minority Interest Dividend”), against retained earnings from previous years, for a total amount of Chilean pesos 82,335,493,982, or approximately US$167,809,017, based on the exchange rate (dólar observado) published by the Chilean Central Bank (Banco Central de Chile) in the Chilean Official Gazette as of May 30, 2013. The Minority Interest Dividend was paid in cash on May 30, 2013 to holders of Common Shares and ADSs of record on May 24, 2013, the record date for such distribution. This dividend was made in connection with the obligation of BBVA pursuant to the Transaction Agreement to cause the Company to distribute an amount equal to the proceeds, net of taxes, of the sales of the interests of the Company in the Mexican and Peruvian pension fund managers to all shareholders of the Company including minority shareholders.

On April 30, 2013, the Annual Shareholders Meeting of the Company ratified the payment of an interim dividend of Chilean pesos 100.00 per Common Share, or approximately US$0.21 per Common Share based on the exchange rate (dólar observado) published by the Chilean Central Bank (Banco Central de Chile) in the Chilean Official Gazette as of October 30, 2012, against fiscal year 2012 profits. This interim dividend had previously been paid in cash on October 30, 2012 to holders of Common Shares and ADSs of record on October 24, 2012, the record date for such distribution. Also on April 30, 2013, the Annual Shareholders Meeting of the Company approved a dividend of Chilean pesos 214.00 per Common Share, or approximately US$0.44 per Common Share based on the exchange rate (dólar observado) published by the Chilean Central Bank (Banco Central de Chile) in the Chilean Official Gazette as of May 30, 2013, which was paid on May 30, 2013 to holders of Common Shares and ADSs of record on May 25, 2013, the record date for such distribution. Collectively, the two (2) dividends described in this paragraph constitute the 2012 Annual Profit Dividend.

MetLife Chile Acquisition and MetLife submitted regulatory applications for the authorization of MetLife Chile Acquisition’s and MetLife’s proposed indirect acquisition of control over AFP Genesis Administradora de Fondos y Fideicomisos S.A. (“Genesis”), a subsidiary of the Company, to the Ecuadorian Superintendence for the Control of Market Power (Superintendencia de Control del Poder de Mercado) on February 15, 2013, and for the authorization of MetLife Chile Acquisition’s and MetLife’s proposed acquisition of the Company to the SP on March 1, 2013. On July 19, 2013, the SP authorized MetLife Chile Acquisition’s and MetLife’s proposed acquisition of the Company and on August 2, 2013, the Ecuadorian Superintendence for the Control of Market Power authorized MetLife Chile Acquisition’s and MetLife’s proposed indirect acquisition of control over Genesis. On August 2, 2013, MetLife Chile Acquisition delivered to BBVA, pursuant to the Transaction Agreement, a notice confirming receipt of all required regulatory approvals in connection with the Offers.

On August 27, 2013, the Company disclosed in its Current Report on Form 6-K that an Extraordinary Shareholders Meeting held on August 27, 2013 resolved to pay an extraordinary dividend of Chilean pesos 82.9214 per Common Share (the “Pre-launch Excess Cash Distribution”), or approximately US$0.1622 per Common Share, based on the exchange rate (dólar observado) published by the Chilean Central Bank (Banco Central de Chile) in the Chilean Official Gazette as of August 27, 2013. The amount of the Pre-launch Excess Cash Distribution was determined in accordance with the Transaction Agreement on the basis of a formula that takes into account, among other things, working capital, cash-in-hand and third party indebtedness of the Company as of June 30, 2013, the Balance Sheet Date, in each case, as defined and calculated pursuant to the Transaction Agreement. The Pre-launch Excess Cash Distribution was intended, among other things, to provide all the Company shareholders, including shareholders other than BBVA, with their pro rata portion of the excess cash of the Company as of the Balance Sheet Date, regardless of whether they tendered their Common Shares or ADSs into the Offers, and to avoid the purchase by MetLife of excess cash accumulated by the Company as of the Balance Sheet Date. The Pre-launch Excess Cash Distribution was paid on September 4, 2013 to holders of Common Shares (including those in ADS form) registered as such in the shareholders registry of the Company on August 29, 2013 (the record date of such distribution). The price payable by MetLife Chile Acquisition per Common Share or per ADS tendered into the Offers was not be adjusted as a result of the payment of the Pre-launch Excess Cash Distribution.

Pursuant to the Transaction Agreement, BBVA agreed not to permit the Company to declare or pay any dividend or make any other distribution to its shareholders other than (x) the dividends that have been or were paid prior to consummation of the Offers and that are referred to as the Minority Interest Dividend, the 2012 Annual Profit Dividend and the Pre-launch Excess Cash Distribution and (y) if applicable, an October 2013 interim dividend at a time and with a payout ratio consistent with past practice, in respect of 2013 profits of the Company earned prior to June 30, 2013.

The U.S. Offer and the Chilean Offer commenced on August 29, 2013.

On September 30, 2013, MetLife Chile Acquisition announced on a Schedule TO-T/A filed with the SEC that it had accepted for payment all of the ADSs and Common Shares that were tendered in the U.S. Offer. On the same date, MetLife Chile Acquisition announced in Chile that it had accepted for payment all of the Common Shares that were tendered in the Chilean Offer. On or around October 1, 2013, as a result of the Offers, MetLife Chile Acquisition acquired 131,725,750 Common Shares (including those represented by ADSs), representing approximately 39.8% of the outstanding Common Shares, including the 42,076,485 Common Shares then held in the form of ADSs by BBVA.

On October 1, 2013, simultaneously with payment for the ADSs and Common Shares validly tendered and not withdrawn in the Offers, BBVA caused the transfer to MetLife Chile Acquisition and Holdco 3 of 100% of the issued and outstanding shares of capital stock of Inversiones Previsionales S.A. (“Inversiones Previsionales”), thereby transferring indirectly the 171,023,573 Common Shares held by Inversiones Previsionales, representing approximately 51.6% of the outstanding Common Shares. MetLife Chile Acquisition paid BBVA the same price per Common Share and per ADS as paid by MetLife Chile Acquisition to holders of Common Shares and ADSs pursuant to the Offers.

On October 2, 2013, in accordance with the Transaction Agreement, BBVA caused the members of the Company’s board of directors that were appointed by BBVA or any of its subsidiaries (excluding the Company’s independent directors and their independent alternates) to resign from the board of directors of the Company and caused the board of directors to appoint in the place of each such resigning director such qualified person as was designated by MetLife, effective as of October 2, 2013. MetLife therefore designated a majority of the board of directors of the Company. Each of the directors designated by MetLife stood for re-election and were re-elected at the Company’s shareholders’ meeting held on April 30, 2014.

On September 29, 2014, the new Chilean Tax Law 20,780 was published in the Chilean Official Gazette. Upon the law’s enactment, MetLife Chile Acquisition and its affiliates, together with its advisors, started evaluating potential effects of such law on MetLife Chile Acquisition and its affiliates, as well as on the Company.

On October 31, 2014, Inversiones Previsionales was dissolved, and as a consequence of such dissolution, its 171,023,573 Common Shares were assigned to MetLife Chile Acquisition in exchange for no funds or consideration in accordance with Chilean law.

On November 12, 2014, a special shareholders’ meeting of MetLife Chile Acquisition approved a decrease in the number of shares into which the capital of MetLife Chile Acquisition is divided, from 2,081,600,000 to 308,928,816, without reducing its corporate capital or affecting the rights and preferences of shares in MetLife Chile Acquisition. Such amendment was registered in the Registry of Commerce and published in the Chilean Official Gazette.

Also on November 12, 2014, the board of directors of MetLife Chile Acquisition approved the Merger Agreement and sent it to its shareholders for their consideration. Afterwards, the Merger Agreement was executed by and among MetLife Chile Acquisition’s shareholders (Holdco 2, Holdco 3, and Purchaser) on the one hand, and MetLife Chile Acquisition (as the Company’s controlling shareholder) on the other hand. A duly appointed representative of MetLife Chile Acquisition then delivered a letter to the Chairman of the board of directors of the Company, requesting the convening of a special shareholders’ meeting for approval of the Merger. Afterwards, on December 3, the Merger Agreement was amended by MetLife Chile Acquisition and the other parties to the Merger Agreement, and a restated version of it was approved. The Merger Agreement sets forth mutual obligations for the completion of the Merger by absorption of the Company into MetLife Chile Acquisition. Pursuant to the Corporations Law, shareholders of the Company who (i) voted against the Merger at the Company’s special shareholders’ meeting, or (ii) did not attend such meeting but indicated afterward their disagreement with the Merger by delivering a written notice to the Company, were allowed to exercise withdrawal rights and received a cash payment in exchange for their Common Shares, provided that, in each of cases (i) and (ii), such shareholders sent to the Company, within 30 days from the date on which the Merger was approved, a written notice expressly declaring their intention to withdraw from the Company. Approximately 3,296,866 Common Shares were withdrawn pursuant to the exercise of withdrawal rights by the dissenting shareholders of the Merger.

On November 17, 2014, the board of directors of the Company approved the financial statements and the submission of the background information for the Merger to its shareholders (the Merger Agreement, the financial statements and the financial expert’s report) and called for a special shareholders’ meeting. On November 18, 2014, the Company filed a material event notice (hecho esencial) with the Chilean Superintendency of Securities (Superintendencia de Valores y Seguros) and a Form 6-K with the SEC, announcing the calling of the special shareholders’ meeting. On November 17, 2014, the board of directors of MetLife Chile Acquisition approved the audited financial statements and the expert report and called for a special shareholders’ meeting to be held on or about December 29, 2014.

On December 29, 2014, the shareholders of each of the Company and MetLife Chile Acquisition approved the Merger.

Except as disclosed in this Transaction Statement, there have been no negotiations, transactions or material contacts during the past two years between the Filing Persons (including their respective subsidiaries, executive officers and directors) and the Company or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company’s securities, election of the Company’s directors or sale or other transfer of a material amount of assets of the Company.

(c) Negotiations or Contacts.

Except as disclosed in this Transaction Statement, there have been no negotiations or material contacts during the past two years between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in the matter concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company’s securities, election of the Company’s directors or sale or other transfer of a material amount of assets of the Company.

(e) Agreements Involving the Company’s Securities.

On March 28, 2014, MetLife Chile Acquisition entered into an American Depositary Share Purchase Agreement (“Little Oak Purchase Agreement”) with Little Oak Asset Management, LLC, pursuant to which MetLife Chile Acquisition acquired 149,625 Common Shares (represented by 9,975 ADSs) in exchange for an aggregate of U.S. $919,834.65 in cash, or U.S. $6.1476 per Common Share.

On March 31, 2014, MetLife Chile Acquisition entered into an American Depositary Share Purchase Agreement (“CIBC Purchase Agreement”) with CIBC World Markets Inc., pursuant to which MetLife Chile Acquisition acquired 1,139,880 Common Shares (represented by 75,992 ADSs) in exchange for an aggregate of U.S. $7,007,526.29 in cash, or U.S. $6.1476 per Common Share.

On May 16, 2014, MetLife Chile Acquisition entered into an American Depositary Share Purchase Agreement (“Rangeley Purchase Agreement 1”) with Rangeley Capital Partners, L.P. (“Rangeley”), pursuant to which MetLife Chile Acquisition acquired 1,225,980 Common Shares (represented by 81,732 ADSs) in exchange for an aggregate of U.S. $7,536,834.65 in cash, or U.S. $6.1476 per Common Share.

On August 22, 2014, MetLife Chile Acquisition entered into an American Depositary Share Purchase Agreement (“Rangeley Purchase Agreement 2”) with Rangeley, pursuant to which MetLife Chile Acquisition acquired 1,414,065 Common Shares (represented by 94,271 ADSs) in exchange for an aggregate of U.S. $8,693,105.99 in cash, or U.S. $6.1476 per Common Share.

On September 26, 2014, MetLife Chile Acquisition entered into an American Depositary Share Purchase Agreement (“CIBC Purchase Agreement 2”) with CIBC World Markets Inc., pursuant to which MetLife Chile Acquisition acquired 494,085 Common Shares (represented by 32,939 ADSs) in exchange for an aggregate of U.S. $3,037,436.95 in cash, or U.S. $6.1476 per Common Share.

On September 26, 2014, MetLife Chile Acquisition entered into an American Depositary Share Purchase Agreement (“Rangeley Purchase Agreement 3”) with Rangeley Capital Partners, LLC, pursuant to which MetLife Chile Acquisition acquired 1,117,740 Common Shares (represented by 74,516 ADSs) in exchange for an aggregate of U.S. $6,871,417.42 in cash, or U.S. $6.1476 per Common Share.

On September 26, 2014, MetLife Chile Acquisition entered into an American Depositary Share Purchase Agreement (“Lichtenstein Purchase Agreement”) with Andrew Lichtenstein, Inc., pursuant to which MetLife Chile Acquisition acquired 810 Common Shares (represented by 54 ADSs) in exchange for an aggregate of U.S. $4,979.56 in cash, or U.S. $6.1476 per Common Share.

The descriptions above of the Little Oak Purchase Agreement, the CIBC Purchase Agreement, the Rangeley Purchase Agreement 1, the Rangeley Purchase Agreement 2, CIBC Purchase Agreement 2, the Rangeley Purchase Agreement 3 and the Lichtenstein Purchase Agreement are summaries and qualified in their entirety by the terms of such agreements, copies of which are filed as exhibits to the MetLife Schedule 13D/As as filed with the SEC on August 28, 2014 and November 17, 2014, and which are incorporated herein by reference.

Pursuant to Rule 13e-3, each of the transactions described above were exempt from the requirements of Rule 13e-3 as transactions occurring within one year of the date of the termination of the U.S. Offer. Such exception expired on September 28, 2014, the first anniversary of the termination of the U.S. Offer.

Except as disclosed in this Transaction Statement, there have been no agreements, arrangements or understandings, whether or not legally enforceable, between the Filing Persons (including the executive officers of MetLife and Purchaser and the directors of MetLife) and any other person with respect to any securities of the Company.

Item 6.	Purposes of the Transaction, and Plans or Proposals

(b) Use of Securities Acquired.

The Filing Persons intend to retain the Subject Shares.

(c)(1) – (8) Plans.

On November 14, 2014, the Merger Agreement Parties entered into the Merger Agreement and subsequently MetLife Chile Acquisition filed a Registration Statement on Form F-4 with the SEC on November 19, 2014 in connection with the Merger. Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions, the Merger Agreement Parties agreed to the Merger. In order to be consummated, the Merger needs to be approved by the SP. Under the terms of the Merger, shareholders of the Company are expected to receive one (1) share of MetLife Chile Acquisition common stock, without par value, for each Common Share that they own; however, shareholders of the Company who (i) voted against the Merger at the Company’s special shareholders’ meeting, or (ii) did not attend such meeting but indicated afterward their disagreement with the Merger by delivering a written notice to the Company, were allowed to exercise withdrawal rights and received a cash payment in exchange for their Common Shares, provided that, in each of cases (i) and (ii), such shareholders sent to the Company, within 30 days from the date on which the Merger was approved, a written notice expressly declaring their intention to withdraw from the Company. Such cash payment per Common Share was equivalent to the weighted average of the trading prices per Common Share as reported on the Chilean Exchanges for the 60-trading day period that was between the 90th trading day and the 30th trading day preceding the special shareholders’ meeting. MetLife Chile Acquisition registered its common stock under the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act (together with the Securities Act, the “Acts”). MetLife Chile Acquisition is expected to register itself and its common stock in the Securities Registry kept by the Chilean Superintendency of Securities (Superintendencia de Valores y Seguros) and to list such common stock on the Chilean Exchanges. Upon consummation of the Merger, the Common Shares would be extinguished, would cease to be listed on the Chilean Exchanges and would cease to be registered under the Acts. On December 29, 2014, the shareholders of each of the Company and MetLife Chile Acquisition approved the Merger. As of June 24, 2015, the Merger has not been consummated, as it needs to be authorized by the SP, and is expected to be consummated not earlier than June 30, 2015. However, no assurance can be provided as to when or if the Merger will be consummated. If the Merger is consummated prior to the closing of the Transaction, Purchaser shall be entitled to receive the merger consideration (or the right thereto) as a substitute for the Subject Shares, pursuant to the Amended Purchase Agreement.

Upon effectiveness of the Merger, the Company shall be dissolved and absorbed into MetLife Chile Acquisition, the latter acquiring all the assets, liabilities and equity of the Company, and succeeding the Company in all its rights and obligations. The Company’s dissolution shall occur without requiring its winding-up, since its shareholders shall become shareholders of MetLife Chile Acquisition.

The foregoing description of the Merger Agreement is a summary and qualified in its entirety by the terms of the Merger Agreement, a copy of which has been translated from Spanish to English and is filed as an exhibit to the MetLife Schedule 13D/A filed with the SEC on November 17, 2014, and which is incorporated herein by reference.

MetLife and its affiliates may at any time, or from time to time, (i) acquire additional Common Shares, including Common Shares held by the Company in treasury, in the open market, in privately negotiated transactions, or otherwise, (ii) otherwise seek control or seek to influence the management and policies of the Company, (iii) amend the terms of the Transaction, or, subject to its terms, terminate the Amended Purchase Agreement, (iv) take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Transaction, or (v) change their intentions with respect to any such matters, in each of the cases of (i) through (v), based upon their evaluation of the Company’s businesses and prospects, price levels of the Common Shares, conditions in the securities and financing markets and in the Company’s industry and the economy in general, regulatory developments affecting the Company and its industry and other factors deemed relevant.

Except as disclosed in this Transaction Statement, the Filing Persons have no current plans, proposals or negotiations that relate to or would result in any of the following occurring after the Transaction: any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; any other material change in the Company’s corporate structure or business; any class of equity securities of the Company to be delisted from a securities exchange.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes.

The purpose of the Transaction is for MetLife, through Purchaser, to acquire all of the Subject Shares in furtherance of its acquisition of up to 100% of the Common Shares.

(b) Alternatives.

In the event that MetLife, through Purchaser, could not acquire the Subject Shares pursuant to the Amended Purchase Agreement, MetLife may consider the acquisition of the Subject Shares through open market purchases or privately negotiated transactions. Since MetLife entered into the Amended Purchase Agreement, MetLife did not consider these alternatives further.

(c) Reasons.

MetLife, through Purchaser and other affiliates, intends to acquire up to 100% of the Common Shares. Subject to applicable law, MetLife intends to acquire additional Common Shares through open market purchases, privately negotiated transactions or purchases facilitated by brokers in Chile, or otherwise. The Transaction provides greater certainty in acquiring all of the Subject Shares.

(d) Effects.

As of June 24, 2015, the Subject Shares represent approximately 1.5% of the outstanding Common Shares. If the Transaction is consummated, MetLife, through its affiliates, will increase its interest in the Company from approximately 93.2% of the Common Shares, as of June 24, 2015, to a maximum of approximately 94.7% of the Common Shares. The Transaction will not result in a change of control of the Company. As previously disclosed, MetLife may cause the Company to terminate the Company’s registration under the Exchange Act and suspend the Company’s obligation to file reports under Section 15(d) of the Exchange Act.

General

Upon consummation of the Transaction, MetLife will increase its aggregate, indirect beneficial ownership in the Company from 93.2% of the Common Shares, as of June 24, 2015, to a maximum of approximately 94.7% of the Common Shares, subject to prior surrenders of ADSs by the third business day prior to the Closing Date in accordance with the terms of the Deposit Agreement. Following the Transaction, the Filing Persons’ interest in the Company’s net book value of approximately Ch$305,184,822,000 for the fiscal year ended December 31, 2014 will increase from approximately 93.2% to a maximum of approximately 94.7% and the Filing Persons’ interest in the Company’s net earnings of approximately MCh$94,150 for the fiscal year ended December 31, 2014 will increase from approximately 93.2% to a maximum of approximately 94.7%, each subject to prior surrenders of ADSs by the third business day prior to the Closing Date in accordance with the terms of the Deposit Agreement.

Effect on the Company

As previously disclosed, MetLife may cause the Company to terminate the Company’s registration under the Exchange Act and suspend the Company’s obligation to file reports under Section 15(d) of the Exchange Act. The Transaction will not, however, have the effect of causing the Common Shares to become eligible for deregistration pursuant to Section 12(g) of the Exchange Act or the public reporting obligations of the Company pursuant to the Section 13(a) of the Exchange Act to be eligible for suspension or termination.

Following the Transaction, the Common Shares will continue to be listed on the Chilean Exchanges (as defined below) until consummation of the Merger, after which the surviving entity’s common stock will be listed on the Chilean Exchanges. The Common Shares are no longer listed on any other securities markets and no such listing is expected.

Effect of the Transaction on Unaffiliated Shareholders

Following the Transaction, unaffiliated shareholders of the Company who did not beneficially own Subject Shares will continue to hold their Common Shares and may thereafter continue to hold them or sell them at any time in the open market or in privately negotiated transactions. Shareholders of the Company may be able to exercise limited withdrawal rights in accordance with Chilean law if, at any time following the Transaction, MetLife directly or indirectly holds in the aggregate more than 95.0% of the then outstanding Common Shares. If MetLife holds more than 95.0% of the then outstanding Common Shares (i) the Company would be required to give notice by means of a newspaper advertisement published in Chile and (ii) the unaffiliated shareholders would have the right to cause the Company to redeem any such shareholder’s Common Shares for an amount equal to (1) if by then Common Shares have “trading presence” in the Chilean Exchanges, as defined by Chilean law, the weighted average trading price per Common Share as reported on the Chilean Exchanges for the 60-day trading period that was between the 90th trading day and the 30th trading day preceding the date on which such 95.0% legal threshold is surpassed or (2) in case the Common Shares do not then have “trading presence,” the book value of such Common Shares. Following the Transaction, the Filing Persons will directly or indirectly hold in the aggregate a maximum of approximately 94.7% of the Common Shares, subject to surrenders of ADSs in accordance with the terms of the Deposit Agreement. Under Chilean law and the Company’s bylaws, the Filing Persons are not currently permitted to squeeze out the remaining shareholders. Following the Merger, however, the bylaws of the surviving entity will contain a “squeeze-out” mechanism that will apply to all shareholders of the surviving entity. Under this squeeze-out mechanism, if (i) the controlling shareholder of the surviving entity launches a tender offer for 100% of the shares of the surviving entity, (ii) in such tender offer the controlling shareholder of the surviving entity acquires at least 15.0% of the issued and outstanding shares of the surviving entity from non-related shareholders, and (iii) as a result the controlling shareholder of the surviving entity reaches 95.0% or more of the then outstanding shares of the surviving entity; then such controlling shareholder would be entitled to require that the remaining shareholders of the surviving entity sell their shares to such person in accordance with Chilean law. The squeeze-out mechanism will not be available for MetLife.

Pursuant to the Deposit Agreement, unaffiliated shareholders who beneficially own Subject Shares as of the Closing Date and have not surrendered their ADSs to the Depositary in accordance with the Deposit Agreement will no longer have a right to receive Common Shares upon surrender of their ADSs. Instead they will be entitled to receive, upon surrender of their ADSs to the Depositary in accordance with the Deposit Agreement, the Amended Per Share Consideration net of any and all applicable taxes, including, as and when the Transaction occurs, a 35% Chilean Capital Gains Tax based on the total amount of the sale and a 19% Chilean Value Added Tax on brokerage services fees, and government charges, commissions, fees and other expenses under applicable law and the Deposit Agreement. Any such taxes are not reclaimable from the Chilean authorities. In accordance with the

Deposit Agreement and the Amended Purchase Agreement, unaffiliated beneficial owners of the Subject Shares will continue to have the right to receive Common Shares upon surrender of their ADSs at any time prior to the end of the 3rd business day prior to the Closing Date.

United States Federal Income Tax Consequences of the Transaction

The following is a summary of the anticipated U.S. federal income tax consequences of the sale of the Subject Shares beneficially owned by a U.S. Holder (as defined below) pursuant to the Transaction. This summary is based on the existing tax law under the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, applicable U.S. Treasury Regulations promulgated thereunder, administrative rulings and court decisions, all as in effect as of the date hereof, and any of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

This summary is limited to U.S. Holders who beneficially own Subject Shares as capital assets (generally, property held for investment purposes). This summary is not a complete description of all of the U.S. federal income tax consequences of the sale of Subject Shares, and in particular, may not address U.S. federal income tax consequences applicable to persons subject to special treatment under U.S. federal income tax law, including, for example, brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations (including private foundations), insurance companies, banks, thrifts and other financial institutions, real estate investment trusts, regulated investment companies, persons liable for the alternative minimum tax, persons that hold an interest in an entity that beneficially owns the Subject Shares, persons that own, or have owned, directly, indirectly or constructively, 10% or more (by vote or value) of the Company’s equity, persons that hold Subject Shares as part of a hedge, wash sale, straddle, constructive sale, conversion transaction or other integrated transaction for U.S. federal income tax purposes, entities treated as partnerships for U.S. federal income tax purposes and holders of interests therein, persons whose functional currency is not the U.S. dollar and certain former citizens or former long-term residents of the United States, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any aspect of any non-U.S., state, local or estate or gift taxation or the Medicare contribution tax on certain net investment income. Each beneficial owner of Subject Shares is urged to consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of the sale of Subject Shares pursuant to the Transaction.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Subject Shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the activities of the partnership. A partner of a partnership that is the beneficial owner of Subject Shares should consult the partner’s tax advisor regarding the U.S. federal income tax treatment to such partner of the tender of Subject Shares pursuant to the Transaction.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Subject Shares that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust that (i) is subject to (a) the primary supervision of a court within the United States and (b) the authority of one or more U.S. persons to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person or (4) an estate that is subject to U.S. federal income tax on its income regardless of its source.

Sale of Subject Shares Pursuant to the Transaction

A U.S. Holder that beneficially owns Subject Shares that are sold pursuant to the Transaction generally will recognize capital gain or loss, for U.S. federal income tax purposes, in an amount equal to the difference, if any, between (i) the amount realized in the Transaction and (ii) the U.S. Holder’s adjusted tax basis in the Subject Shares exchanged therefor. U.S. Holders must calculate gain or loss separately for each block of Subject Shares exchanged (that is, those acquired at the same cost in a single transaction). A U.S. Holder’s adjusted tax basis in a Subject Share generally will equal the amount paid therefor.

Subject to the passive foreign investment company (“PFIC”) rules discussed below, any gain or loss on the sale of Subject Shares pursuant to the Transaction will be long-term capital gain or loss if the U.S. Holder beneficially owned the Subject Shares for more than one year. Long-term capital gains recognized by certain non-corporate U.S. Holders generally are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

A U.S. Holder may be subject to adverse U.S. federal income tax rules in respect of a disposition of Subject Shares pursuant to the Transaction if the Company were classified as a PFIC for any taxable year during which such U.S. Holder has beneficially owned Subject Shares and did not have certain elections in effect. In general, a foreign corporation will be a PFIC for any taxable year in which (1) 75% or more of its gross income constitutes “passive income” or (2) 50% or more of its assets produce, or are held for the production of, “passive income.” For this purpose, “passive income” is defined to include income of the kind which would be foreign personal holding company income under Section 954(c) of the Code, and generally includes interest, dividends, rents, royalties and certain gains.

The Company does not believe that it is or has been treated as a PFIC. However, the determination as to whether the Company is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations, including uncertainties as to the composition, valuation and proper characterization of certain of the Company’s assets as passive or active (in particular, uncertainty as to the inclusion and characterization of certain reserves denominated as mandatory investments).

If the Company were treated as a PFIC for any taxable year during which a U.S. Holder beneficially owned Subject Shares, certain adverse consequences could apply to the U.S. Holder, unless certain elections that may mitigate such adverse consequences have been made (including a mark-to-market election). Specifically, gain realized by a U.S. Holder on the sale of its Subject Shares pursuant to the Transaction would be allocated ratably over the U.S. Holder’s holding period for such Subject Shares. The amounts allocated to the taxable year of the exchange and to any year before the Company was a PFIC would be taxed as ordinary income in the current year. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year and an interest charge would be imposed on the amount allocated to such taxable year. These rules would apply to a U.S. Holder that beneficially owned Subject Shares during any year in which the Company was a PFIC, even if the Company was not a PFIC in the year in which the Subject Shares were sold pursuant to the Transaction. U.S. Holders should consult their own tax advisors regarding (i) the tax consequences that would arise if the Company were treated as a PFIC for any year, (ii) any applicable information reporting requirements and (iii) the availability of any elections (including the mark-to-market election mentioned above) that may help mitigate the tax consequences to a U.S. Holder if the Company were a PFIC.

Foreign Tax Credit

If any gain on the sale of Subject Shares pursuant to the Transaction is subject to Chilean income tax, U.S. Holders may not be able to credit such taxes against their U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code because such gain would generally be U.S. source income, unless such tax can be credited (subject to applicable limitations) against tax due on other income of the U.S. Holder that is treated as derived from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Chilean income tax if such holder does not take a credit for any foreign income tax during the taxable year. The foreign tax credit rules are complex, and U.S. Holders are urged to consult their own tax advisers regarding the availability of the foreign tax credit based on their particular circumstances.

Information Reporting and Backup Withholding

Payments made to U.S. Holders pursuant to the Transaction generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return to the Depositary or other applicable withholding agent a U.S. Internal Revenue Service (the “IRS”) Form W-9 (or applicable substitute form) certifying that such holder is a U.S. person, the taxpayer identification number provided is correct and such holder is not subject to backup withholding. Certain holders (including corporations) are generally exempt from backup withholding provided that they appropriately establish an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided that the required information is correctly and timely furnished to the IRS.

Item 8.	Fairness of the Transaction

(a) – (b) Fairness; Factors Considered in Determining Fairness.

The Filing Persons reasonably believe that the Transaction is fair to the unaffiliated beneficial owners of the Subject Shares. In making this determination, the Filing Persons considered the factors set forth below. In view of the wide variety of factors considered by the Filing Persons, and the complexity of these matters, the Filing Persons did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors set forth below.

•	The current and historical trading prices of the Common Shares. In the past two years the closing price of the Common Shares has fluctuated between a high of Ch$3,690.40 per Common Share in September 2014, and a low of Ch$2,701.00 per Common Share in June 2015. The closing price of the Common Shares on May 11, 2015, the last trading day prior to the public announcement of the Transaction, was Ch$3,100.00 per Common Share. The Amended Per Share Consideration represents a 12.9% premium to the closing price of the Common Shares on such date and represents a 16.3%% premium to the volume weighted average price at which the Common Shares have traded during the 90 day period immediately prior to the public announcement of the Transaction.

•	The Amended Per Share Consideration is higher than the purchase price per Subject Share of Ch$3,475.00 offered in the Invesco Proposal, the only other offer to purchase the Subject Shares the Filing Persons are aware of by any unaffiliated person.

•	The fact that the unaffiliated beneficial owners of the Subject Shares as of May 22, 2015 have received a dividend of Ch$174.00 per Common Share represented by the Subject Shares.

•	The fact that the ADSs have been delisted from the New York Stock Exchange (the “NYSE”) and no longer trade on the NYSE.

•	The fact that the ADR Program has been terminated and the Depositary is no longer obligated to continue the registration of transfers of ADSs or give certain notices, including notices with respect to shareholders’ meetings.

•	The fact that beginning as early as June 6, 2014, the Company and the Depositary have made public disclosure regarding the termination of the ADR Program and the options available to unaffiliated beneficial owners of the Subject Shares following the termination of the ADR Program, including the opportunity to surrender their ADSs to the Depositary and receive the underlying Common Shares.

•	The fact that if unaffiliated beneficial owners of the Subject Shares duly complete the process of surrendering their ADSs to the Depositary at any time prior to the end of the 3rd business day prior to the Closing Date, subject to any requirements under applicable Chilean law, such unaffiliated beneficial owners may continue to hold their beneficial ownership of the Common Shares instead of receiving their pro rata portion of the net proceeds of the Transaction from the Depositary.

•	The fact that the Common Shares have limited liquidity, due in part to the small remaining percentage of outstanding Common Shares held by unaffiliated shareholders.

•	The fact that the Depositary informed the Filing Persons that if it does not sell the Subject Shares in the Transaction or a transaction in connection with a Superior Proposal, the Depositary will sell the Subject Shares on the open market and the Filing Persons’ belief that the market price of the Common Shares may be negatively impacted by such sale, potentially reducing it below the Amended Per Share Consideration of Ch$3,500.00 per Common Share. The closing price and trading volume of the Common Shares on May 11, 2015, the last trading day prior to the public announcement of the Transaction, were Ch$3,100.00 per Common Share and 29,460 Common Shares, respectively. The Transaction provides a purchase price per Subject Share of Ch$3,500.00 and allows the unaffiliated beneficial owners of the Subject Shares to realize certain value for their Common Shares, with such value being higher than the current publicly-traded market value of Common Shares on the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the principal market in which Common Shares are traded.

•	The ability of the Depositary, in certain circumstances prior to the Closing Date, to terminate the Amended Purchase Agreement to accept a Superior Proposal or further increase the Amended Per Share Consideration under the Amended Purchase Agreement in response to a Superior Proposal, subject to compliance with the terms and conditions of the Amended Purchase Agreement.

•	The fact that the Amended Purchase Agreement was negotiated with BNY Mellon, a party unaffiliated with the Filing Persons, and is the result of an arm’s length negotiation among sophisticated parties.

•	As discussed in more detail below, Purchaser received a written opinion, dated May 11, 2015, of an independent financial advisor, EYIA, as to the fairness, as of such date, to the unaffiliated beneficial owners of the Subject Shares, from a financial point of view, of the Per Share Consideration that was to be paid by Purchaser to the Depositary pursuant to the Purchase Agreement. Following the entry of Purchaser and BNY Mellon into Amendment No. 1 to the Purchase Agreement to increase the purchase price from the Per Share Consideration to the Amended Per Share Consideration, Purchaser did not obtain an updated opinion from EYIA. Purchaser did not believe that an updated opinion was necessary as EYIA had given a written opinion that, as of the date of the written opinion and based upon and subject to the assumptions and other matters described in the written opinion, the Per Share Consideration, which is lower than the Amended Per Share Consideration, was fair, from a financial point of view, to the unaffiliated beneficial owners of the Subject Shares. The full text of the written opinion of EYIA, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is filed as an exhibit to this Transaction Statement. See also “Item 9. Reports, Opinions, Appraisals and Negotiations” beginning on page 17.

•	The fact that the Company is not a party to the Transaction, and no funds of the Company will be used in connection therewith, and the consummation of the Transaction does not impact the capitalization of the Company.

•	The fact that, other than the Invesco Proposal, the Filing Persons are not aware of any offers by any unaffiliated person during the past two years for a merger or consolidation of the Company with or into another company, the sale or other transfer of all or any substantial part of the assets of the Company or a purchase of the Company’s securities or of any offers by any unaffiliated persons to purchase any or all of the Subject Shares.

As a result of the foregoing factors, the Filing Persons believe that the Transaction is fair to the unaffiliated beneficial owners of the Subject Shares.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Transaction is fair to the unaffiliated beneficial owners of the Subject Shares, the Filing Persons also considered a variety of risks and other potentially negative factors concerning the Amended Purchase Agreement and the Transaction, including the following:

•	The fact that the unaffiliated beneficial owners of the Subject Shares who have not validly surrendered their ADSs in exchange for Common Shares by the 3rd business day prior to the Closing Date will cease to participate in the future earnings or growth, if any, of the Company, or benefit from an increase, if any, in the value of their holdings in the Company.

•	The fact that following the completion of the Offers, MetLife, through its affiliates, has purchased an aggregate of 6,179,493 Common Shares, at prices ranging from $6.1476 to $6.1679 per Common Share.

•	The fact that the Company is not a party to the Transaction, and the Transaction is not subject to shareholder approval or approval of the board of directors of the Company or any independent committee thereof.

•	The fact that whether or not the Transaction is consummated, the Filing Persons and their affiliates may seek to cause the Company to cease to be registered under the Exchange Act.

•	The fact that the proceeds to be received by unaffiliated beneficial owners of the Subject Shares as of the Closing upon surrender of their ADSs to the Depositary in accordance with the Deposit Agreement shall be equal to the Amended Per Share Consideration net of any and all applicable taxes, including, as and when the Transaction occurs, a 35% Chilean Capital Gains Tax based on the total amount of the sale and a 19% Chilean Value Added Tax on brokerage services fees, and government charges, commissions, fees and other expenses under applicable law and the Deposit Agreement.

After giving due consideration to these factors, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Transaction is fair to the unaffiliated beneficial owners of the Subject Shares.

Although potentially relevant to a determination of fairness of the Transaction, except as otherwise disclosed in “Item 9. Reports, Opinions, Appraisals and Negotiations” beginning on page 17 with respect to the fairness opinion of EYIA, the factors listed below, for the reasons given, were determined by the Filing Persons not to be applicable to the fairness of the Transaction and were not considered or were not given any weight by the Filing Persons.

•	Liquidation Value. The Filing Persons viewed the liquidation value of the Company to be an inappropriate measure for the purpose of evaluating the fairness to the unaffiliated beneficial owners of the Subject Shares of the Amended Per Share Consideration to be paid by Purchaser to the Depositary. There is no present intention of liquidating the Company. A liquidation process would also involve additional legal fees, costs of sale and other expenses that would reduce any amounts that the unaffiliated beneficial owners of the Subject Shares might receive upon a liquidation. Given these and other factors considered by the Filing Persons as described in this Transaction Statement, the Filing Persons did not pursue a liquidation value approach.

•	Net Book Value. The Filing Persons viewed the net book value of the Company, which is based upon the historical cost of the Company’s assets, to be an inappropriate measure for the purpose of evaluating the fairness to the unaffiliated beneficial owners of the Subject Shares of the Amended Per Share Consideration to be paid by Purchaser to the Depositary. Net book value does not take into account the future prospects of the Company and the fee-based characteristics of the Company’s business. Given these and other factors considered by the Filing Persons as described in this Transaction Statement, the Filing Persons did not pursue a net book approach.

In view of the number and wide variety of other factors considered in connection with making the determination as to the fairness of the Transaction, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the other specific factors considered.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Transaction to the unaffiliated beneficial owners of the Subject Shares, as it is their view that the factors they considered provided a reasonable basis to form their belief.

(c) Approval of Security Holders.

The Transaction requires no shareholder approval, so the Transaction is not structured so that approval of at least a majority of unaffiliated shareholders is required. Pursuant to the terms of the Deposit Agreement, at any time after March 18, 2015, the Depositary may sell at public or private sale, at such place or places and upon such terms as it may deem proper, the Common Shares held by it as depositary of the ADR Program.

(d) Unaffiliated Representative.

The Transaction is not a corporate action on the part of the Company, so a majority of the directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for the purpose of negotiating the terms of the Transaction or preparing a report concerning the fairness of the Transaction.

(e) Approval of Directors.

The Transaction is not a corporate action on the part of the Company, so the Transaction was not approved by a majority of the directors of the Company who are not employees of the Company.

(f) Other Offers.

None.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) - (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.

Readers of this Transaction Statement should note that neither the written opinion, dated May 11, 2015, of EYIA filed as an exhibit to this Transaction Statement nor the below summary of the written opinion reflect developments occurring after the date of the written opinion, including the entry of Purchaser and BNY Mellon into Amendment No. 1 to the Purchase Agreement to increase the purchase price from the Per Share Consideration, which would not exceed Ch$3,300.00, to the Amended Per Share Consideration of Ch$3,500.00.

Opinion of EYIA

Purchaser retained EYIA to render an opinion to Purchaser as to the fairness, from a financial point of view, to the unaffiliated beneficial owners of the Subject Shares, of the Per Share Consideration. EYIA did not act as financial advisor to the Filing Persons in connection with the Transaction and was only engaged to render its opinion. The Purchase Price was determined through arm’s length negotiations between Purchaser and the Depositary and not by EYIA.

On May 11, 2015, EYIA delivered its written opinion to Purchaser that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the Per Share Consideration was fair, from a financial point of view, to the unaffiliated beneficial owners of the Subject Shares. The EYIA opinion is addressed to Purchaser, is directed only to the financial terms of the Purchase Agreement, and does not constitute advice or a recommendation to any unaffiliated beneficial owner of the Subject Shares as to any matter or course of action available to such beneficial owner relating to the transactions contemplated by the Purchase Agreement or the effects thereof.

The complete text of the EYIA opinion, which sets forth the assumptions made, matters considered, limitations on and scope of the review undertaken by EYIA, is attached to this Transaction Statement as Exhibit (c)(1). The summary of the EYIA opinion set forth in this Transaction Statement is qualified in its entirety by reference to the EYIA opinion. Unaffiliated beneficial owners of the Subject Shares should read the EYIA opinion carefully and in its entirety for a description of the procedures followed, the factors considered, and the assumptions made by EYIA.

In arriving at its opinion, EYIA, among other things:

•	reviewed a draft dated as of May 11, 2015 of the Purchase Agreement;

•

reviewed certain publicly available information concerning the Filing Persons and the Company that it believed to be relevant to its analysis, including, without limitation, (a) the August 6, 2013 MetLife Schedule TO and related amendments and financial projections filed in connection with the U.S. Offer, (b) the September 3, 2013 Company Solicitation/Recommendation Statement on Schedule 14D-9 filed in connection with the U.S. Offer, (c) the

March 11, 2015 Company Form 6-K disclosing the Company’s financial results for the fiscal year ended December 31, 2014, (d) the October 11, 2013 MetLife Schedule 13D and related amendments (the “Schedule 13D”) relating to the beneficial ownership of MetLife and its affiliates of Common Shares, (e) the November 19, 2014 MetLife Chile Acquisition Form F-4 and related amendment, (f) the March 11, 2015 MetLife Form 8-K and related materials presented at MetLife’s March 11, 2015 Latin America Investor Day Conference, (g) the Company Annual Report on Form 20-F for fiscal year ended December 31, 2014, and (h) the May 1, 2015 Company Form 6-K disclosing the Company’s financial results for the first quarter of 2015;

•	reviewed the Deposit Agreement;

•	held discussions with members of management of the Filing Persons and their legal counsel regarding the Transaction, the information provided by Purchaser and management of MetLife, as well as publicly available information;

•	reviewed certain financial information provided to EYIA by the Filing Persons and the management of MetLife;

•	reviewed and compared the Per Share Consideration to (a) the purchase price paid by affiliates of MetLife in private acquisitions of Shares since the completion of the Offers as disclosed in the Schedule 13D, (b) the withdrawal price paid by the Company pursuant to the limited withdrawal rights for holders of Common Shares in connection with the Merger under Chilean law as described by MetLife and (c) alternative redemption prices, including book value per Common Share, that would be available to holders of Common Shares under certain circumstances, including in connection with MetLife directly or indirectly holding in the aggregate more than 95.0% of the then outstanding Common Shares;

•	conducted a market analysis for Common Shares on a fair market value basis using a dividend discount model (“DDM”), based on prospective Company financial information for the years 2015 to 2017 provided to EYIA by management of MetLife;

•	reviewed the financial terms of certain other unrelated third party precedent business combinations that EYIA deemed generally relevant;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that EYIA deemed relevant to similar data for the Company;

•	reviewed the historical stock prices and trading volumes of Common Shares; and

•	reviewed such other financial studies and analyses and considered such other matters as EYIA deemed appropriate.

For purposes of its review and in arriving at its opinion, EYIA relied upon publicly available information and non-public information regarding the Filing Persons or the Company that was provided by management of the Filing Persons. EYIA did not review analyses, opinions or board presentations from the U.S. Offer, and EYIA did not have any discussions with management of the Company.

In connection with its review and in arriving at its opinion, EYIA assumed and relied upon the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information discussed with, made available to, or used by it for purposes of its opinion and it neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, EYIA assumed, with the Filing Persons’ consent, that the Transaction would be consummated upon the terms and subject to the conditions set forth in the draft dated as of May 11, 2015 of the Purchase Agreement, without waiver, modification or amendment of any material term, condition or agreement thereof. It also assumed, with the Filing Persons’ consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction would be obtained without any adverse effect on the Company or on the expected benefits of the Transaction in any way meaningful to its analysis. EYIA was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of the Subject Shares or for any other security of the Company. EYIA did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company nor did it evaluate the solvency or fair value of the Company under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. EYIA’s opinion was based on economic, monetary and market conditions as they existed and can only be evaluated as of the date of the opinion, and EYIA assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after the date of its written opinion. With respect to the prospective financial information provided to it by management of MetLife, EYIA assumed, with the Filing Persons’ consent and based upon discussions with MetLife’s management, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. EYIA did not express any opinion with respect to any of such forecasts or the assumptions on which they were based.

In preparing its opinion, EYIA performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by EYIA in arriving at its opinion. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by EYIA, the tables must be read together with the full text of each summary.

Market Validation

EYIA has taken the position that the Standard of Value is fair market value, defined as follows:

…the price at which an entity (asset) would change hands between a willing buyer and willing seller, neither being under compulsion to buy or sell and both having reasonable knowledge of all relevant facts as of the Date(s) of Valuation.

Since the Offers, MetLife has purchased the Company’s ADSs and Common Shares in private and open market transactions. EYIA has noted 30 separate transactions since March 28, 2014 which were completed prior to the expiration of the 1-year limitation to match the U.S. Offer price. EYIA further noted that 28 of the 30 transactions completed were for ADSs in US Dollars. Finally, EYIA noted that the Common Shares are listed on the Santiago Stock Exchange.

Considering that (i) the Common Shares are still listed, (ii) the Common Shares have very limited trading volumes, and (iii) there have been limited private transactions in Common Shares without MetLife as a buyer, EYIA felt it appropriate to first observe both these public and private transactions. As such, as part of its fairness analyses, EYIA completed the following:

•	reviewed current pricing of Common Shares as well as private transactions completed in ADS and Common Shares;

•	compared ranges of value indicated by historical and current market multiples to the Per Share Consideration;

•	considered the termination of the ADS program under the Deposit Agreement and subsequent ability of the Depositary to sell the Common Shares underlying any ADS that have not been surrendered for Common Shares, plus accrued dividends;

•	considered the payment of dividends announced and declared for the fiscal year ended December 31, 2014 to the unaffiliated beneficial owners of the Subject Shares, to be paid on May 28, 2015;

•	examined the prices that would be paid in the event of a redemption event, although management of MetLife and Purchaser has represented that there are currently no plans to increase their ownership; and

•	Conducted certain market validation analyses including:

•	reviewed valuation metrics of publicly traded market comparables,

•	developed valuation metrics for observed transactions in companies deemed similar to the Company, and

•	compared ranges of value calculated under the DDM to the Per Share Consideration.

Market Comparable(s). Using publicly available information, EYIA compared and benchmarked certain trading multiples of selected publicly traded pension fund administrators (administradoras de fondos de pensiónes) (known as “AFPs”) operating in Latin America that EYIA deemed relevant. These companies, referred to as the “Guideline Companies,” consisted of the following:

•	Administradora de Fondos de Pensiones Capital S.A. (AFP Capital);

•	AFP Cuprum S.A. (AFP Cuprum);

•	Administradora de Fondos de Pensiones Habitat S.A. (AFP Habitat);

•	Administradora de Fondos de Pensiones y Cesantías Protección S.A. (AFP Protección); and

•	Administradora de Fondos de Pensiones Provida S.A. (AFP Provida)

The table below sets forth information concerning the observed multiples for the Guideline Companies and for the Company:

•	Enterprise value as a percent of assets under management, or “AUM;”

•	Enterprise value as a multiple of last twelve months revenue, or “LTM revenue;”

•	Enterprise value as a multiple of last twelve months earnings before interest, taxes, depreciation and amortization, or “LTM EBITDA;” and

•	Price as a multiple of last twelve months earnings per share, or “LTM earnings per share.”

EYIA calculated and benchmarked observed trading multiples for the Guideline Companies as of May 4, 2015 as well as key dates relating to the U.S. Offer, specifically February 1, 2013, July 17, 2013 and October 1, 2013.

EYIA deemed that AFP Habitat was the most liquid of the Guideline Companies in terms of trading activity and also deemed it among the most comparable to the Company in terms of size, growth, and various operating metrics.

However, no company or transaction or business used in the preceding “Market Comparables Analysis,” or the following “Market Transaction Analysis” is identical to the Company or the Transaction. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Guideline Companies or Market Transactions or the company or transaction to which they are being compared.

The following table sets forth information concerning the multiples observed for the Guideline Companies as of May 4, 2015 and the multiples implied by the Transaction:

	Guideline Company Median/Mean Multiples[1]	AFP Habitat[2]	Company Public Multiple[3]	Implied Multiples from the Transaction[4]
Enterprise value to AUM	3.2% / 3.0%	3.2%	3.3%	3.3% / 3.5%

Enterprise value to LTM revenue	4.4x / 4.3x	4.9x	4.2x	4.2x / 4.5x

Enterprise value to LTM EBITDA	7.2x / 8.2x	7.4x	7.0x	7.0x / 7.5x
Price as a multiple of LTM earnings per share	10.2x / 10.5x	9.8x	10.1x	10.1x / 10.7x

Notes:

1)	Based on LTM metrics as of May 4, 2015.
2)	AFP Habitat is the most liquid of the group in terms of trading activity among the group and is also considered among the most comparable to the Company in terms of size, growth, and various operating metrics.
3)	Based on trading of Common Shares on the Santiago Stock Exchange.
4)	Multiple range presented based on the lower and upper bound Per Share Consideration (i.e., Ch$3,092.05 to Ch$3,300).

Market Transactions.

EYIA analyzed publicly available financial information for the following transactions which represent transactions since July 2006 involving publicly traded Latin American AFPs EYIA considered relevant.

Target	Acquirer
AFP Capital S.A.	Grupo de Inversiones Suramericana S.A.
AFP Habitat S.A.	Prudential Financial, Inc.

AFP PlanVital S.A.	Unknown
AFP Protección S.A.	C.F.N.S Infraestructura S.A.S
AFP Horizonte S.A.	AFP Integra, Profuturo AFP S.A.
AFP Cuprum S.A.	Principal Financial Group Inc.
ING Groep NV., Latin American Operations	Grupo de Inversiones Suramericana S.A., others

AFP Union Vida SA	PRIMA AFP S.A.

In examining the market transactions, EYIA developed the following multiples for each observed transaction:

•	Enterprise value as a multiple of LTM revenue, and

•	Enterprise value as a multiple of LTM EBITDA.

EYIA further developed multiples for the Transaction based on the lower and upper bound Per Share Consideration (i.e., Ch$3,092.05 to Ch$3,300.00).

The following table sets forth information concerning the multiples of enterprise value to LTM revenue and enterprise value to LTM EBITDA for the guideline transactions for the period following 2013 and for all guideline transactions and the same multiples implied by the Transaction:

2013 to Present Guideline Transactions
	High	Median	Mean	Low	Transaction
Enterprise value to LTM revenue	5.6x	4.7x	4.1x	1.3x	4.2x – 4.5x
Enterprise value to LTM EBITDA	11.5x	7.7x	7.6x	3.3x	7.0x – 7.5x

All Guideline Transactions
	High	Median	Mean	Low	Transaction
Enterprise value to LTM revenue	7.0x	4.3x	4.4x	1.3x	4.2x – 4.5x
Enterprise value to LTM EBITDA	12.0x	9.2x	8.7x	3.3x	7.0x – 7.5x

Dividend Discount Model Analysis. EYIA was informed by the Filing Persons that the Company is required under Chilean law and its own by-laws to make a minimum 30.0% annual distribution of net profits in the form of dividends. Historical payouts made by the Company and other Chilean AFPs have been generally higher than the minimum threshold.

As such, EYIA reviewed the income approach, which is a method often utilized to estimate enterprise and/or equity value by identifying the future economic benefits to be generated by an entity and comparing them with a required rate of return, through a DDM, which focuses on the dividend-producing capability of the Company by incorporating the specific operating characteristics of the Company in a prospective analysis. EYIA utilized two versions of the model in its analysis, a constant growth model and a 2-stage growth model. EYIA’s inputs and formula related to each model are as follows:

Constant growth model

A constant growth model is utilized when a company’s dividends per share are assumed to grow by a specific and constant percent annually.

2-stage growth model

A 2-stage growth model divides growth into two phases: an initial phase which may generate higher growth, followed by a constant growth phase that is sustainable into perpetuity.

Constant Growth Model – EYIA utilized 2014 reported earnings per share of Ch$313.12 and the reported and declared dividends for 2014. This results in a dividend payout ratio to net income of 55.0% for 2014. Following that, EYIA assumed a long-term dividend growth rate of 5.5%, which is reflective of the Company’s historical growth rates, the growth rate of AUMs in the AFP industry (5-year compounded annual growth rate of 9.8%) and growth of Chilean GDP and wages over the longer term.

2-Stage Growth Model – Utilizing projections provided by MetLife management over the period of 2015 – 2017 (see “Item 15. Additional Information – Other Material Information” beginning on page 25), EYIA utilized the following inputs for the 2-stage growth model:

•	Payout ratio as a percent of net profit rising to 80.0% over the discrete projection period (i.e., by 2017), reverting to a longer term level of 55.0% based on discussions with MetLife management, the current payout target, historical payouts, and general AFP industry payouts.

•	A terminal year dividend growth rate of 4.2% was utilized based on projected long-term GDP growth rate for Chile, as provided by Business Monitor International.

Further, an assessment is made of an appropriate risk-adjusted discount rate to apply to all the estimates of dividend payouts. The required rate of return was measured through the use of the capital asset pricing model (“CAPM”). In each of the foregoing, EYIA utilized a cost of equity of 12.0% based on the CAPM.

EYIA also considered the following facts:

•	The Deposit Agreement allows the Depositary, at any time after March 18, 2015, to sell at public or private sale, at such place or places and upon such terms as it may deem proper, the Common Shares held by BNY Mellon in its capacity as depositary of the ADR Program and thereafter hold the net proceeds of such sale, together with any other cash then held by the Depositary under the Deposit Agreement, for the pro rata benefit of holders of ADSs which have not been surrendered; and

•	The Purchase Agreement and the Deposit Agreement allow unaffiliated beneficial owners of the Subject Shares to continue to have the right to receive Common Shares upon surrender of their ADSs at any time prior to the end of the 3rd business day prior to the Closing Date.

In addition, EYIA conducted sensitivity analyses around different payout ratios, cost of equity requirements, and long-term dividend growth rates.

The summary set forth above does not purport to be a complete description of the analyses performed by EYIA in connection with the rendering of its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, EYIA believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion.

In its analyses, EYIA made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of the Filing Persons or the Company. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. EYIA’s opinion and related analyses were only one of many factors considered by the Filing Persons in each of its evaluation of the proposed Transaction.

Under the terms of Purchaser’s engagement letter with EYIA, Purchaser has paid EYIA a flat fee of $300,000 for rendering the EYIA opinion. No portion of EYIA’s fee is contingent on consummation of the Transaction. Whether or not the Transaction is consummated, Purchaser has agreed to reimburse EYIA for certain out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by EYIA in rendering its opinion.

EYIA and its affiliates have in the past provided, currently are providing and in the future may provide assurance, tax, transaction and advisory services and other consulting services to the Filing Persons, the Company and certain of their respective affiliates, for which EYIA and its affiliates have received, and may receive, compensation. In addition, certain of EYIA’s affiliates maintain significant commercial (including customer) relationships with MetLife and certain of its affiliates, and certain of EYIA’s affiliates and their members also purchase insurance services from MetLife and its affiliates in the ordinary course of business. During the two years preceding the date of EYIA’s opinion, certain of its affiliates have provided, currently are providing and in the future may provide assurance, tax, transaction and advisory services and other consulting services to the Company for which compensation has been received or is intended to be received for the rendering of such services. In the ordinary course of their respective businesses, EYIA, its affiliates, and their respective employees may have long or short positions, either on a discretionary or non-discretionary basis, for their own account or for those of their clients, in the securities of the Filing Persons, the Company or various entities which might enter into a transaction with respect to the Transaction.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) Source of Funds.

Purchaser will use its existing cash balance to fund the maximum amount of Ch$17,427,742,500.00 to be paid to the Depositary for the Subject Shares in the Transaction, based on the Amended Per Share Consideration of Ch$3,500.00 pursuant to the Amended Purchase Agreement.

(b) Conditions.

None.

(c) Expenses.

Estimated expenses related to the Transaction include:

•	Filing fees: $3,211.19

•	Financial advisory fee: $300,000.00

•	Legal fees and expenses: $650,000.00

•	Printing and mailing costs: $18,000.00

MetLife and Purchaser have paid or will be responsible for paying all of these expenses. No expenses related to the Transaction will be borne by the Company. The Depositary will pay any and all taxes or government charges, commissions, fees and other expenses under applicable law and the Deposit Agreement related to the sale of the Subject Shares from the proceeds of such sale and will hold the net proceeds thereof for the benefit of the ADSs holders who do not surrender their ADSs by the third business day prior to the Closing Date.

(d) Borrowed Funds.

Not applicable.

Item 11.	Interest in Securities of the Company

(a) Securities Ownership.

The following table sets forth certain information regarding the beneficial ownership of Common Shares as of June 24, 2015 by the Filing Persons (including the executive officers of MetLife and Purchaser and the directors of MetLife) and their majority-owned subsidiaries (where appropriate).

Common Shares
Filing Person	Amount and Nature of Beneficial Ownership		Percent of Class
MetLife, Inc.	308,928,816	(1)	93.2%
MetLife Chile Inversiones Limitada	—		—
MetLife, Inc. Executive Officers and Directors	—		—
MetLife Chile Inversiones Limitada Executive Officers	—		—

(1)	MetLife’s beneficial ownership includes 308,928,816 Common Shares beneficially owned by MetLife Chile Acquisition Co. S.A., an indirect wholly-owned subsidiary with address Agustinas 640, 22nd floor, Santiago, Chile 8320219.

(b) Securities Transactions.

Following the approval of the Merger by the shareholders of the Company at the Company’s special shareholders’ meeting on December 29, 2014, the dissenting shareholders of the Merger properly exercised withdrawal rights with respect to 3,296,866 Common Shares. Between February 27, 2015 and May 22, 2015, the Company made a cash payment to such dissenting shareholders of Ch$3,555.28 per Common Share. Such Common Shares are considered outstanding under Chilean law until the earlier of (i) one year from the date in which the Company acquired them (when in accordance with Chilean law such treasury shares are automatically deemed cancelled and no longer issued and outstanding) or (ii) the date on which the Company retires them as a result of the shareholders of the Company approving a resolution to such effect by means of a majority vote. While such treasury shares are deemed issued and outstanding under Chilean law and counted as such for, among other things, the limited withdrawal rights of shareholders upon accumulation of more than 95.0% of the shares of the Company by the controlling shareholder, they do not have voting rights, do not have rights to receive dividends or preemptive rights in connection with a capital increase and are not counted for shareholders’ meetings’ quorum purposes.

Item 12.	The Solicitation or Recommendation

(d) – (e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others.

Not applicable.

Item 13.	Financial Statements

(a) Financial Information.

The following table presents summary financial information for the Company as of and for the years ended December 31, 2014 and 2013 and as of and for the three-month periods ended March 31, 2015 and March 31, 2014, specifically the statements of comprehensive income and cash flows, and has been derived from the audited consolidated financial statements of the Company included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 30, 2015 and which is incorporated herein by reference. The summary financial information of the Company for the three-month period as of, and ended on, March 31, 2015 has been derived from the Company’s unaudited consolidated interim financial information for the three-month periods as of, and ended on, March 31, 2015 and March 31, 2014 previously furnished to the SEC on Form 6-K, dated May 1, 2015 and which is incorporated herein by reference.

The Company’s audited Consolidated Financial Statements as of and for the years ended December 31, 2014 and 2013 and the unaudited consolidated financial information for the three-month periods as of, and ended on, March 31, 2015 and March 31, 2014 are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

The financial data as of and for each of the years ended December 31, 2014 and 2013 and for the three-month periods ended March 31, 2015 and March 31, 2014 in the table below are presented in nominal pesos. In general, amounts are expressed in millions of Chilean pesos except for ratios, operating data, Common Shares and ADS data.

	As of and for three months ended March 31,		As of and for fiscal years ended December 31,
	2015 MCh$	2014 MCh$	2014 MCh$	2013 MCh$
Current assets	87,684	93,906	94,196	62,976
Noncurrent assets	340,380	328,757	328,757	293,020
Current liabilities	64,125	68,866	69,156	79,202
Noncurrent liabilities	50,740	48,612	48,612	34,787

	As of and for three months ended March 31,		As of and for fiscal years ended December 31,
	2015 MCh$	2014 MCh$	2014 MCh$	2013 MCh$
Revenues from operations (1)	58,932	54,584	219,139	186,753
Expenses from operations (2)	(24,495)	(21,067)	(96,861)	(95,236)
Income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	36,007	35,613	127,513	169,653
Net income or loss	28,012	30,062	94,150	140,086

Income per Common Share from continuing operations (basic and diluted) (in Ch$) (3)(4)	109	107	385	512
Net income per Common Share (basic and diluted) (in Ch$) (3)(4)	85	91	284	423

Weighted average number of shares outstanding (in thousands)	331,317	331,317	331,317	331,317

Ratio of earnings to fixed charges (5)	N/A	N/A	N/A	N/A
Book value per Common Share as of March 31, 2015 (the date of the most recent balance sheet)	945

(1)	Revenues from operations include revenues from fee income, gains (losses) on mandatory investments and other revenues.
(2)	Expenses from operations include life and disability insurance premium expense, employee expenses, depreciation and amortization, impairment losses and miscellaneous other operating expenses.
(3)	Profit per share and per ADS data have been calculated on the basis of the weighted average number of shares outstanding during each fiscal year.

(4)	There have been no dilutive effects during all years presented, thus, basic and dilutive earnings per Common Share have the same value.
(5)	This ratio is not applicable to the Company.

(b) Pro Forma Information.

Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) – (b) Solicitations or Recommendations; Employees and Corporate Assets.

None.

Item 15.	Additional Information

(b) Golden Parachute Compensation.

Not applicable.

(c) Other Material Information.

Certain Projections

On October 24, 2014, the Company provided MetLife and Purchaser with certain non-public projected and budgeted unaudited financial information of the Company as of October 24, 2014, which was provided by MetLife and Purchaser to EYIA. A summary of the projections is set forth below.

The financial projections cover multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to, meeting certain performance criteria and implementing certain cost saving initiatives. In the projections, fee revenue is primarily driven by mandatory fee income that is charged on contributions. The fee rate is assumed to remain flat during the projection period, but mandatory fee income is projected to grow at a compound annual growth rate of 9.7%, based on assumed salary inflation of 6.7% and growth in the actual number of contributors of 2.8%. Contributors are assumed to grow as “Transfers In” exceed “Transfers Out,” continuing a trend that started with the initial acquisition of 91.38% of the total outstanding shares of the Company by MetLife in October, 2013. The two other sources of fee income are programmed withdrawals and voluntary fees, which are projected to grow at a compound annual growth rate of between 9 and 10%. Employee and operating expenses are assumed to decline as a percentage of revenues from 2015-2017 due to operating efficiencies. There is a miscellaneous operating expense charge in 2015 due to integration costs primarily related to information technology and re-branding. In addition, the projections do not take into account, among other things, events occurring after, or not known to the Company’s management as of, the date such projections were made. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, general economic conditions in Chile and Ecuador; the monetary and interest rate policies of the Chilean Central Bank (Banco Central de Chile); unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; changes in Chilean and foreign laws, regulations and taxes; changes in competition and pricing environments; natural disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; technological changes; changes in consumer spending and saving habits and the Company’s success in managing the risks involved in the foregoing. The projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond the Company’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may materially differ from those contained in the projections.

The inclusion of the projections in this Transaction Statement should not be regarded as an indication that any of MetLife, Purchaser or the Company or their respective affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. None of MetLife, Purchaser or the Company or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertake any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of MetLife, Purchaser or the

Company intend to make publicly available any update or other revisions to the projections. None of MetLife, Purchaser or the Company or their respective affiliates, advisors, officers, directors or representatives have made or make any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. Neither the Company, MetLife, Purchaser nor their respective affiliates, advisors, officers, directors or representatives has made any representation to EYIA, in this Transaction Statement or otherwise, concerning the projections. Neither MetLife nor Purchaser nor any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are included only because the projections were made available by MetLife and Purchaser to EYIA prior to the date hereof.

READERS OF THIS TRANSACTION STATEMENT ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTED INFORMATION PROVIDED IN THIS TRANSACTION STATEMENT

Below is a summary of the projected financial information of the Company as of October 24, 2014 provided by the Company to MetLife and Purchaser on October 24, 2014, which was provided by MetLife and Purchaser to EYIA.

PROJECTED STATUTORY INCOME STATEMENT
(in MCh$)	2015	2016	2017
Revenues	192,225	210,168	229,385
Gain on mandatory investments	23,889	26,562	29,511
Employee expenses (less)	(44,472)	(45,354)	(47,537)
Other operating expenses (less)	(45,299)	(31,754)	(32,805)
Other income statement items (1)	1,307	(2,250)	(2,014)

STATUTORY PROFIT (LOSS) BEFORE TAX	127,650	157,371	176,541
Income tax expense	(28,160)	(36,595)	(42,469)

STATUTORY PROFIT (LOSS)	99,489	120,776	134,071

(1)	Other income statement items include life and disability insurance premium expense, impairment losses, depreciation and amortization, finance costs, income (loss) from investments, share of the profit (loss) from equity accounted associates, exchange differences, other non-operating income and other non-operating expenses. Share of the profit (loss) from equity accounted associates includes Genesis for 2015, but not for 2016 and 2017.

PROJECTED CASH FLOW SCHEDULE
(in MCh$)	2015	2016	2017
EBIT (before Encaje income)	103,761	130,810	147,030
Tax (excluding Encaje deferred taxes)	(22,188)	(29,955)	(35,091)
Depreciation & amortization	7,377	7,504	7,715
Profit from related companies (1)	(6,409)	(4,387)	(4,826)
Dividends from related companies	6,124	4,486	3,071
Capex	(11,100)	(4,400)	(4,400)
Other investments (Encaje)	(6,500)	(7,085)	(7,723)

Cash Flow	71,065	96,973	105,775

(1)	Includes Genesis for 2015, but not for 2016 and 2017.

PROJECTED DIVIDENDS
(in MCh$ except for percentages)	2014	2015	2016	2017
Month of payment	May 2015	May 2016	May 2017	May 2018
STATUTORY PROFIT	103,757	99,489	120,776	134,071
ENCAJE RESULT	(35,046)	(23,889)	(26,562)	(29,511)

STATUTORY PROFIT EXCL. ENCAJE INCOME	77,472	81,573	100,855	111,938

PROJECTED DIVIDENDS
(in MCh$ except for percentages)	2014	2015	2016	2017
DIVIDENDS	57,068	74,800	96,500	107,238
DIVIDENDS AS A PERCENTAGE OF STATUTORY PROFIT	55.00%	75.18%	79.90%	79.99%
DIVIDENDS AS A PERCENTAGE OF STATUTORY PROFIT EXCL. ENCAJE INCOME	73.66%	91.70%	95.68%	95.80%

The above projections reflect the Company’s forecasted results relating to its businesses existing as of October 24, 2014 and new businesses then under development. In addition, the projections assumed the implementation of certain profitability improvement drivers and did not assume any new acquisitions or divestures. As noted above, the projections for 2016 and 2017 were also prepared excluding the interests then held by the Company in Genesis.

The projections should be read together with the Company’s financial statements that can be obtained from the SEC. The projections should also be read together with the discussion under “Risk Factors” and the other cautionary statements contained in the Company’s Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 30, 2015, and subsequent SEC reports.

The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with International Financial Reporting Standards and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Transaction Statement, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

Item 16.	Exhibits

(a)	None.

(b)	None.

(c)(1)	Opinion of Ernst & Young Investment Advisers LLP, dated as of May 11, 2015.*

(d)(1)	Share Purchase Agreement, dated as of May 12, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada (incorporated herein by reference to Exhibit 16 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on May 12, 2015).†

(d)(2)	American Depositary Share Purchase Agreement, dated as of March 28, 2014, by and between Little Oak Asset Management, LLC and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 6 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on August 28, 2014).†

(d)(3)	American Depositary Share Purchase Agreement, dated as of March 31, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 7 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on August 28, 2014).†

(d)(4)	American Depositary Share Purchase Agreement, dated as of May 16, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 8 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on August 28, 2014).†

(d)(5)	American Depositary Share Purchase Agreement, dated as of August 22, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 9 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on August 28, 2014).†

(d)(6)	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 12 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on November 17, 2014).†

(d)(7)	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Rangeley Capital Partners, LLC and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 13 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on November 17, 2014).†

(d)(8)	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Andrew Lichtenstein, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit 14 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on November 17, 2014).†

(d)(9)	Amendment No. 1 to Share Purchase Agreement, dated as of June 22, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada (incorporated herein by reference to Exhibit 17 to MetLife, Inc.’s Schedule 13D/A filed with the U.S. Securities and Exchange Commission on June 24, 2015).

(f)	None.

(g)	None.

*	Previously filed.
†	Schedules have been omitted. MetLife hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: June 24, 2015

METLIFE, INC.

By:	/s/ William J. Wheeler
Name:	William J. Wheeler
Title:	President, Americas

METLIFE CHILE INVERSIONES LIMITADA

By:	/s/ Randal W. Haase
Name:	Randal W. Haase
Title:	Authorized Representative

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF METLIFE

The following table sets forth the name, business address, material occupations, positions, offices and employment during the past five years, the starting and ending dates of each occupation, position, office or employment and the name, principal business and address of any corporation or other organization in which such occupation, position, office or employment is conducted of each director and executive officer of MetLife. Each such person is a citizen of the United States of America, with the exception of John C.R. Hele, Franciscus Hijkoop, Michel Khalaf and Christopher G. Townsend, who are citizens, respectively, of Canada, the Netherlands, the Republic of Lebanon and the United Kingdom of Great Britain and Northern Ireland.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Present Employment		Material Occupations, Positions, Offices or Employment During the Past Five Years	Name, Principal Business and Address of Past Employment

Steven A. Kandarian	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chairman of the Board, Chief Executive Officer and President	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	•	Chairman of the Board, MetLife, Inc. (January 2012-present)	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166
				•	President and Chief Executive Officer of MetLife, Inc. (May 2011-present)
				•	Executive Vice President and Chief Investment Officer, MetLife, Inc. (April 2005-April 2011)

Ricardo A. Anzaldua	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and General Counsel	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	•	Executive Vice President and General Counsel, MetLife, Inc. (December 2012-present)	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

				•	Associate General Counsel and Senior Vice President, director of Commercial and Consumer Markets Law, The Hartford Financial Services Group, Inc. (October 2010-December 2012)	The Hartford Financial Services Group, Inc. (an insurance and financial services company) 2 Park Avenue New York, N.Y. 10016

				•	Associate General Counsel and Senior Vice President, Director of Corporate Law, The Hartford Financial Services Group, Inc. (February 2007-October 2010); Corporate Secretary (February 2008-October 2010)

Steven J. Goulart	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Investment Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	•	Executive Vice President and Chief Investment Officer, MetLife, Inc. (May 2011-present)	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Present Employment		Material Occupations, Positions, Offices or Employment During the Past Five Years	Name, Principal Business and Address of Past Employment

				•	Head of the Portfolio Management Unit as Senior Managing Director, Metropolitan Life Insurance Company (January 2011-April 2011)

				•	Senior Vice President and Treasurer, MetLife, Inc. (July 2009-April 2011)

John C.R. Hele	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Financial Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	•	Executive Vice President and Chief Financial Officer, MetLife, Inc. (September 2012-present)	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

				•	Executive Vice President, Chief Financial Officer and Treasurer, Arch Capital Group Ltd (April 2009-August 2012)	Arch Capital Group Ltd. (an insurance and reinsurance company) 45 Reid Street 5th Floor Hamilton, Bermuda HM12

Franciscus Hijkoop	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Chief Human Resources Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	•	Executive Vice President and Chief Human Resources Officer, MetLife, Inc. (August 2011-present)	PepsiCo Inc. (a food and beverage company) 700 Anderson Hill Road Purchase New York, N.Y. 10577

				•	Chief Personnel Officer and Senior Vice President of Human Resources, American Foods division, PepsiCo Inc., (January 2008-August 2011)

Michel Khalaf	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, EMEA	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	•	President, EMEA (Europe, Middle East and Asia), MetLife, Inc. (November 2011-present)	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

				•	Executive Vice President, Metropolitan Life Insurance Company (January 2011-November 2011)

				•	Regional President, Middle East, Africa and South Asia, Alico (November 2008-November 2011) (Mr. Khalaf joined MetLife as a result of the acquisition of ALICO)

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Present Employment		Material Occupations, Positions, Offices or Employment During the Past Five Years	Name, Principal Business and Address of Past Employment

Esther S. Lee	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Global Chief Marketing Officer	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	•	Executive Vice President and Global Chief Marketing Officer, MetLife, Inc. (January 2015-present)	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

				•	Senior Vice President, Brand Marketing, Advertising and Sponsorships, AT&T, Inc. (August 2011-December 2014)	AT&T, Inc. (a communications company) 208 S. Akard St. Dallas, TX 75202

				•	Senior Vice President, Brand Marketing and Advertising, AT&T, Inc. (June 2009-July 2011)

Martin J. Lippert	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President and Head of Global Technology and Operations	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	•	Executive Vice President and Head of Global Technology and Operations, MetLife, Inc. (November 2011-present)	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

				•	Executive Vice President and Head of Global Technology, MetLife, Inc. (September 2011-November 2011)

Maria R. Morris	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Executive Vice President, Global Employee Benefits	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	•	Executive Vice President and Head of Global Employee Benefits, MetLife, Inc. (November 2011-present)	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166

				•	Executive Vice President, Global Operations, Integration, MetLife, Inc. (September 2011-November 2011)

				•	Executive Vice President, Technology and Operations, MetLife, Inc. (January 2008-September 2011)

Christopher G. Townsend	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, Asia	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	•	President, Asia, MetLife, Inc. (August 2012-present)	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166
				•	Chief Executive Officer of the Asia Pacific Region, Chartis (January 2010-April 2012)	Chartis Asia Pacific (a unit of AIG, an insurance and financial services company) Chartis Building, 78 Shenton Way #11-16 Singapore 079120

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Present Employment		Material Occupations, Positions, Offices or Employment During the Past Five Years	Name, Principal Business and Address of Past Employment

William J. Wheeler	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President, Americas	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	•	President, Americas, MetLife, Inc. (November 2011-present)	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166
				•	Executive Vice President and Chief Financial Officer, MetLife, Inc. (December 2003-November 2011)

Cheryl W. Grisé	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Executive Vice President, Northeast Utilities	N/A		None	N/A

Carlos M. Gutierrez	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Co-Chair, Albright Stonebridge Group	Albright Stonebridge Group 601 13th Street, NW, Suite 500 Washington, D.C. 20005	•	Co-Chair, The Albright Stonebridge Group (February 2014-present)	Albright Stonebridge Group (a consulting firm) 601 13th Street, NW, Suite 500 Washington, D.C. 20005
				•	Vice Chair, The Albright Stonebridge Group (April 2013-February 2014)

				•	Vice Chairman, Institutional Client Group, Citigroup Inc. (January 2011 – February 2013)	Citigroup Inc. (a financial services corporation) 399 Park Avenue New York, N.Y. 10043

				•	Chairman and Founding Consultant of Global Political Strategies, a division of APCO Worldwide, Inc. (2010-2011)	APCO Worldwide (a consulting firm) 700 12th Street, NW, STE 800 Washington, D.C. 20005

R. Glenn Hubbard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Dean and Russell L. Carson Professor of Economics and Finance, Graduate School of Business, Columbia University	Graduate School of Business Columbia University 3022 Broadway Uris Hall, Room 101 New York, N.Y. 10027	•	Dean, Graduate School of Business, Columbia University (2004-present)	Columbia Business School 3022 Broadway Uris Hall, Room 101 New York, N.Y. 10027-6902
				•	Russell L. Carson Professor of Economics and Finance, Graduate School of Business, Columbia University (1994-present)

				•	Professor of Economics, Faculty of Arts and Sciences, Columbia University (1997-present)

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Present Employment		Material Occupations, Positions, Offices or Employment During the Past Five Years	Name, Principal Business and Address of Past Employment

				•	Co-Chair, Committee on Capital Markets Regulation (2006-present)	Committee on Capital Markets Regulation (an independent nonprofit research organization) 125 Mt. Auburn St., 3rd Floor Cambridge, MA 02138

Alfred F. Kelly, Jr.	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Chairman of the Board, President and Chief Executive Officer, NY/NJ Super Bowl Host Company	N/A	•	Chairman of the Board, President and Chief Executive Officer, NY/NJ Super Bowl Host Company (April 2011-August 2014)	NY/NJ Super Bowl Host Company (a nonprofit fundraising and planning organization) 680 Fifth Avenue 5th Floor New York, N.Y. 10019

Edward J. Kelly, III	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Chairman, Institutional Clients Group, Citigroup, Inc.	N/A	•	Chairman, Institutional Clients Group, Citigroup Inc. (January 2011-July 2014)	Citigroup Inc. (a financial services corporation) 399 Park Avenue New York, N.Y. 10043
				•	Chairman, Global Banking, Citigroup Inc. (April 2010-January 2011)

				•	Vice Chairman, Citigroup Inc. (July 2009- March 2010)

William E. Kennard	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Senior Advisor, Grain Management, LLC	Velocitas Partners LLC 160 Greentree Drive, Suite 101 Dover, DE 19904	•	Co-Founder and Non-Executive Chairman, Velocitas Partners LLC (November 2013-present)	Velocitas Partners LLC (an asset management firm) 160 Greentree Drive, Suite 101 Dover, DE 19904

				•	Member of Operating Executive Board, Staple Street Capital (November 2013-present)	Staple Street Capital (a private equity firm) 590 Madison Avenue 22nd Floor New York, N.Y. 10022

				•	United States Ambassador to the European Union (December 2009-August 2013)	United States Department of State 1600 Pennsylvania Avenue NW Washington, D.C. 20500

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Present Employment		Material Occupations, Positions, Offices or Employment During the Past Five Years	Name, Principal Business and Address of Past Employment

James M. Kilts	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Partner, Centerview Capital	Centerview Capital 3 Greenwich Office Park, 2nd Floor Greenwich, CT 06831	•	Partner, Centerview Capital (October 2006-present)	Centerview Capital (a private equity firm) 3 Greenwich Office Park, 2nd Floor Greenwich, CT 06831

Catherine R. Kinney	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former President and Co-Chief Operating Officer, New York Stock Exchange, Inc.	N/A		None	N/A

Denise M. Morrison	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	President and Chief Executive Officer, Campbell Soup Company	Campbell Soup Company 1 Campbell Place Camden, N.J. 08103-1701	•	President and Chief Executive Officer, Campbell Soup Company (August 2011-present)	Campbell Soup Company (a food and beverage company) One Campbell Place Camden, N.J. 08103
				•	Executive Vice President and Chief Operating Officer, Campbell Soup Company (October 2010-July 2011)

				•	President, North America Soup, Sauces and Beverages, Campbell Soup Company (October 2007-September 2010)

Kenton J. Sicchitano	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Former Global Managing Director, Pricewaterhouse Coopers LLP	N/A		None	N/A

Lulu C. Wang	MetLife, Inc. 200 Park Avenue New York, N.Y. 10166	Chief Executive Officer, Tupelo Capital Management LLC	Tupelo Capital Management LLC 340 Madison Avenue, 19th Floor New York, N.Y. 10173	•	Founder and Chief Executive Officer, Tupelo Capital Management LLC (1997-present)	Tupelo Capital Management L.L.C. (an investment management firm) 340 Madison Avenue 19th Floor New York, N.Y. 10173

SCHEDULE II

OFFICERS OF PURCHASER

The following table sets forth the name, business address, material occupations, positions, offices and employment during the past five years, the starting and ending dates of each occupation, position, office or employment and the name, principal business and address of any corporation or other organization in which such occupation, position, office or employment is conducted of each executive officer of Purchaser. Each such person is a citizen of Chile, with the exception of Randal William Haase, who is a citizen of the United States of America. As a Chilean limited liability company (sociedad de responsabilidad limitada), Purchaser does not have any directors and MetLife acts as managing member (socio administrador) of Purchaser.

Name of Director or Executive	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Employment		Material Occupations, Positions, Offices or Employment During the Past Five Years	Name, Principal Business and Address of Past Employment
Randal William Haase	MetLife, Inc. 1095 Avenue of the Americas New York, N.Y. 10036	Vice President, New Business Development	MetLife, Inc. 1095 Avenue of the Americas New York, N.Y. 10036	•	Vice President, Corporate Development, Mergers & Acquisitions (through December 2012)	MetLife, Inc. 1095 Avenue of the Americas New York, N.Y. 10036
				•	Vice President, New Business Development (January 2013-current)

Pablo Iacobelli del Río	Isidora Goyenechea 2800, piso 43, Las Condes, Santiago, Chile	Partner	Carey y Cía Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	•	Partner	Carey y Cía Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile

Jaime Carey Tagle	Isidora Goyenechpea 2800, piso 43, Las Condes, Santiago, Chile	Partner	Carey y Cía Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile	•	Partner	Carey y Cía Ltda. Isidora Goyenechea 2800, piso 43 Las Condes, Santiago, Chile